     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 23, 1997.
                                                      REGISTRATION NO. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                           BALLANTYNE OF OMAHA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     3968                    47-0587703
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)
                                ---------------
                             4350 MCKINLEY STREET
                             OMAHA, NEBRASKA 68112
                                (402) 453-4444
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                JOHN P. WILMERS
                           BALLANTYNE OF OMAHA, INC.
                             4350 MCKINLEY STREET
                             OMAHA, NEBRASKA 68112
                                (402) 453-4444
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:
      DANIEL A. ETNA, ESQ.                           WILLIAM N. DYE, ESQ.
     GORDON ALTMAN BUTOWSKY                        WILLKIE FARR & GALLAGHER
     WEITZEN SHALOV & WEIN                           ONE CITICORP CENTER
      114 WEST 47TH STREET                           153 EAST 53RD STREET
    NEW YORK, NEW YORK 10036                       NEW YORK, NEW YORK 10022
         (212) 626-0800                                 (212) 821-8000
                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------

                                          PROPOSED
                                          MAXIMUM
       TITLE OF EACH                      OFFERING    PROPOSED
         CLASS OF                          PRICE      MAXIMUM      AMOUNT OF
     SECURITIES TO BE       AMOUNT TO BE    PER      AGGREGATE    REGISTRATION
        REGISTERED          REGISTERED(1) UNIT(2)  OFFERING PRICE     FEE
------------------------------------------------------------------------------
Common Stock, $0.01 Par
 Value Per Share...........   2,258,600    $15.50  $35,008,300.00  $10,608.58

-------------------------------------------------------------------------------

(1) Includes 294,600 shares which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Pursuant to Rule 457(c) under the Securities Act of 1933, as amended, these amounts are used solely for the purpose of calculating the registration fee and are based upon the average of the per share high and low prices of the Common Stock on the American Stock Exchange on May 22, 1997.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY STATE.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Dated May 23, 1997

                                1,964,000 Shares

                                      BALLANTYNE
                                          OF OMAHA, INC.

                                  Common Stock

                                 -------------

  ARC Ice Corp., a Delaware corporation ("ARC Ice"), and certain other selling stockholders herein named (collectively, the "Selling Stockholders") of Ballantyne of Omaha, Inc., a Delaware corporation ("Ballantyne" or the "Company"), hereby offer 1,964,000 shares (the "Offering") of the Company's common stock, $0.01 par value (the "Common Stock"). See "Principal and Selling Stockholders." The Company will not receive any portion of the proceeds from the sale of the shares of Common Stock offered hereby and will not pay any of the expenses of the Offering. The Common Stock is listed and traded on the American Stock Exchange (the "AMEX") under the symbol "BTN." The last sale price of the Common Stock on May 22, 1997, as reported by the AMEX, was $15.50 per share. See "Price Range of Common Stock."

  ARC Ice is a direct, wholly-owned subsidiary of ARC International Corporation, an Ontario corporation ("ARC"). ARC intends to use the proceeds realized by ARC Ice from the sale of 1,705,000 shares of Common Stock in the Offering to further develop ARC's business and to repay certain indebtedness.

                                 -------------

                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
           SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                                 -------------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       Underwriting     Proceeds to
                                          Price to     Discounts and      Selling
                                           Public     Commissions (1) Stockholders (2)
--------------------------------------------------------------------------------------
Per Share.............................     $              $                $
Total (3)............................. $              $                $
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The Company, certain Selling Stockholders, ARC and Canrad of Delaware Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of ARC ("Canrad Delaware"), have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of
    1933, as amended. See "Underwriting."
(2) Before deducting expenses, estimated to be $400,000, payable by ARC Ice.
(3) ARC Ice has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase an aggregate of up to 294,600 additional shares of Common Stock at the Price to Public less Underwriting Discounts and Commissions, to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Selling Stockholders will be $         ,
    $        and $         , respectively. See "Underwriting."

                                 -------------

  The Common Stock is offered by the several Underwriters named herein when, as and if received and accepted by them, subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates for the shares will be made at the offices of
Cowen & Company, New York, New York, on or about        , 1997.

                                 -------------

COWEN & COMPANY                               PRUDENTIAL SECURITIES INCORPORATED

     , 1997

 [PICTURE OF A PROJECTOR SURROUNDED BY PICTURES OF DOMESTIC AND INTERNATIONAL
                               MOVIE THEATRES.]




  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  "Strong(TM)," "Simplex(TM)," "Century(R)," "Optimax(R)," "Ballantyne(TM)," "Super Trouper(R)," "Gladiator(TM)," "Roadie(TM)," "Britelights(R)," "Xenotech(R)," "Flavor Crisp(R)" and "Flavor Pit(R)" are trademarks of the Company. ISCO-Optic is a trademark of ISCO-Optic GmbH.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements and the Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus: (i) gives effect to the 10% stock distribution effected on March 8, 1996, (ii) gives effect to the 3-for-2 stock split effected on March 5, 1997 and (iii) assumes no exercise of the Underwriters' over-allotment option. Unless otherwise indicated, all references in this Prospectus to the "Company" or "Ballantyne" mean Ballantyne of Omaha, Inc., a Delaware corporation, and its consolidated subsidiaries.

                                  THE COMPANY

  Ballantyne is a leading developer, manufacturer and distributor of commercial motion picture equipment and long-range follow spotlights in the U.S. and abroad. The Company's product lines are distributed on a worldwide basis through a network of over 200 domestic and international dealers to major movie exhibitors, ride simulation operators, and sports arena and amusement park operators. The Company's broad range of both standard and custom-made equipment can completely outfit and automate a motion picture projection booth and is currently being used by major motion picture exhibitors such as AMC Entertainment, Inc., Regal Cinemas, Inc., Act III Theatres, Inc., Cinemark USA, Inc. and Cineplex Odeon Corporation. As a major supplier of motion picture equipment to the theatre exhibitors, Ballantyne has benefited directly from both the domestic and international growth in motion picture screens. Additionally, the Company has increased its profitability by maintaining internal cost controls and achieving manufacturing and distribution efficiencies.

  Ballantyne believes that its position as a fully-integrated equipment manufacturer enables it to be more responsive to its customers' specific design requirements, thereby giving it a competitive advantage over other manufacturers who rely more on outsourced components. In addition, the Company believes its expertise in engineering and manufacturing high-quality, reliable and innovative products, prompt order fulfillment and delivery, and after-sale technical support and emergency service have allowed the Company to build and maintain strong customer relationships.

  The motion picture theatre industry has experienced competition from in-home sources of entertainment in recent years, forcing theatre exhibitors to build higher quality theatres with more screens per location in order to lure consumers to theatres. More recently, domestic theatre exhibitors have accelerated the addition of new screens and in many cases, have begun developing "multiplex" or "megaplex" theatres which have an even larger number of screens per location (sometimes as many as 30 screens). According to Global Film Exhibition and Distribution ((C) 1996), published by the Baskerville Communications Corporation ("Baskerville"), a media and communications market research firm, there were more than 28,500 screens in the U.S. at the end of 1996 and this number is expected to increase by approximately 1,900 net new screens through the year 2000. In addition, the international marketplace has historically been underserved. According to Baskerville, in 1996 the number of motion picture screens per million people was 107.9 for the U.S. as compared to
8.5 for Asia Pacific, 12.5 for Latin America and 43.5 for Europe. U.S.-based theatre exhibitors are rapidly entering the international markets with plans to build modern multiplexes and megaplexes in response to increased movie theatre attendance. The Company believes that its leading market share in the U.S. and its established international presence have positioned the Company to benefit directly from these positive trends in the motion picture theatre industry.

  The Company also manufactures customized motion picture projection equipment for use in special venues, such as motion simulation rides, large screen format presentations and other forms of motion picture-based entertainment requiring visual and multimedia special effects. These customers include Imax Corporation, The

Walt Disney Company and Electrosonic Systems, Inc. The Company helped pioneer the special venue market more than 20 years ago by working with its customers to design and build customized projection systems featuring special effects.

  Ballantyne's long-range follow spotlights are used for both permanent installations and touring applications. In April 1997, Ballantyne complemented its long-range follow spotlights product line with the acquisition of substantially all of the net assets of Xenotech, Inc. ("Xenotech"). Xenotech is a leading manufacturer and supplier of high intensity searchlights and computer-based lighting systems for the motion picture production, television, live entertainment, theme park and architectural industries. The Company also manufactures commercial food service equipment, which is sold to convenience store and fast food restaurant operators, and to equipment suppliers for resale on a private label basis.

  The Company's principal objective is to increase profitably its leading U.S. market share and its established international presence. In order to achieve this objective, the Company is pursuing a number of strategies including (i) expanding its presence outside the U.S. by leveraging its relationships with domestic customers who are aggressively expanding internationally and building relationships with international theatre exhibitors, (ii) developing and maintaining strong customer relationships through fully understanding customer needs and furnishing value-added services and (iii) making strategic acquisitions of complementary or related niche market products.

  The Company was incorporated in 1976. The Company's principal executive offices and manufacturing facility are located at 4350 McKinley Street, Omaha, Nebraska 68112, and its telephone number is (402) 453-4444.

                                  THE OFFERING

Common Stock offered by the Selling Stock-
 holders................................... 1,964,000 shares (1)
Common Stock outstanding after the Offer-
 ing....................................... 8,850,269 shares (2)
Use of proceeds............................ The Company will not receive any proceeds from the
                                            Offering.
AMEX symbol................................ BTN

--------
(1) Includes 247,750 shares of Common Stock issuable upon exercise of outstanding options and a warrant held by certain Selling Stockholders, which will be exercised concurrently with the Offering and included in the Offering. See "Principal and Selling Stockholders" and "Description of Capital Stock--Warrant and Options to Purchase Common Stock."
(2) Excludes 573,000 shares of Common Stock underlying outstanding options issued under the Company's stock option plans, 48,750 shares of Common Stock underlying outstanding stock options issued outside of the Company's stock option plans and 215,400 shares of Common Stock underlying a warrant. See "Management--Employee Benefit Plans."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   THREE MONTHS
                                  YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                          --------------------------------------- ---------------
                           1992    1993    1994    1995    1996    1996    1997
                          ------- ------- ------- ------- ------- ------- -------
STATEMENT OF INCOME DATA:
Net sales...............  $18,214 $22,631 $28,758 $38,441 $51,754 $11,363 $14,725
Cost of sales...........   13,363  15,864  20,127  27,451  36,397   8,175  10,369
Gross profit............    4,851   6,767   8,631  10,990  15,357   3,188   4,356
Income from operations..    1,831   2,944   4,189   5,309   8,310   1,614   2,415
Net income..............      876   1,500   2,355   3,040   5,037     862   1,568
Net income per share
 (1)....................                  $  0.30 $  0.42 $  0.62 $  0.13 $  0.17
Weighted average number
 of shares outstanding
 (1)....................                    6,600   6,654   8,094   6,881   9,341

                                                               MARCH 31, 1997
                                                             -------------------
                                                                         AS
                                                             ACTUAL  ADJUSTED(2)
                                                             ------- -----------
BALANCE SHEET DATA:
Working capital............................................. $20,977   $21,993
Total assets................................................  33,812    34,828
Total debt..................................................      --        --
Total stockholders' equity..................................  25,597    26,613

--------
(1) See Note 13 of Notes to Consolidated Financial Statements.
(2) As adjusted data reflect the issuance of 247,750 shares of Common Stock issuable upon exercise of outstanding options and a warrant held by certain Selling Stockholders, which will be exercised concurrently with the Offering and included in the Offering. See "Principal and Selling Stockholders" and "Description of Capital Stock--Warrant and Options to Purchase Common Stock."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

  STATEMENTS CONTAINED IN THIS PROSPECTUS OR IN ANY DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN THAT RELATE TO THE COMPANY'S BELIEFS OR EXPECTATIONS AS TO FUTURE EVENTS RELATING TO, AMONG OTHER THINGS, THE GROWTH IN MOTION PICTURE SCREENS, THE COMPANY'S ABILITY TO EXPAND ITS DOMESTIC AND INTERNATIONAL MARKET SHARES, MAINTAIN COST CONTROLS AND ACHIEVE MANUFACTURING AND DISTRIBUTION EFFICIENCIES, MAKE FURTHER STRATEGIC ACQUISITIONS, OBTAIN CERTAIN COMPONENTS IT DOES NOT MANUFACTURE, OFFSET INFLATIONARY EFFECTS, AND BUILD AND MAINTAIN STRONG CUSTOMER RELATIONSHIPS ARE NOT STATEMENTS OF HISTORICAL FACT AND ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND ARE SUBJECT TO THE "SAFE HARBOR" CREATED THEREBY. ALTHOUGH THE COMPANY BELIEVES THAT THE ASSUMPTIONS UPON WHICH SUCH FORWARD-LOOKING STATEMENTS ARE BASED ARE REASONABLE WITHIN THE BOUNDS OF ITS KNOWLEDGE OF ITS BUSINESS AND OPERATIONS, IT CAN GIVE NO ASSURANCE THAT THE ASSUMPTIONS WILL PROVE TO HAVE BEEN CORRECT. REFERENCE TO SECTIONS IN THIS PROSPECTUS WHICH CONTAIN FORWARD-LOOKING STATEMENTS AND IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY AND ADVERSELY FROM THE COMPANY'S EXPECTATIONS AND BELIEFS ARE SET OUT UNDER "RISK FACTORS." THESE FACTORS SHOULD BE CAREFULLY CONSIDERED BY POTENTIAL INVESTORS.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Company before purchasing the shares of Common Stock offered hereby.

DEPENDENCE ON MOTION PICTURE SCREEN GROWTH

  Because the Company's commercial motion picture projectors have an estimated useful life of approximately 20 years, the Company's net sales and profitability are dependent primarily upon growth in the number of motion picture screens and the renovation and replacement of commercial motion picture projection equipment in existing theatres. For 1994, 1995 and 1996, approximately 80%, 87% and 91%, respectively, of the Company's total net sales were derived from sales of its commercial motion picture projection equipment. Although industry analysts foresee continued growth in the number of motion picture screens as a result of the trend toward multiplexing and megaplexing and the introduction of new forms of motion picture-based entertainment, there can be no assurance that this expectation will prove accurate. In addition, growth in the number of new motion picture screens may be adversely affected by the availability of home entertainment systems. A lack of motion picture screen growth would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Motion Picture Exhibition Industry Overview."

UNCERTAINTIES REGARDING INTERNATIONAL SALES; FOREIGN CURRENCY FLUCTUATIONS

  For 1994, 1995 and 1996, the Company generated net sales to foreign customers of $6.4 million, $11.3 million and $14.1 million, respectively, which accounted for approximately 22%, 29% and 27% of the Company's total net sales for each of such years, respectively. These amounts include net sales of Westrex Company, Asia ("Westrex") which was acquired in December 1994, but exclude sales to domestic export dealers of both theatre and restaurant products and domestic theatre chains of products which are ultimately exported. The Company expects that international sales will continue to account for a substantial portion of its revenues. International sales may be subject to political and economic risks, including political instability, currency controls, fluctuating exchange rates with respect to sales not denominated in U.S. dollars and changes in import/export regulations, tariffs and freight rates. To date, all of the Company's international sales have been denominated in U.S. dollars, exclusive of Westrex sales ($2.8 million in 1996) which are denominated in Hong Kong dollars. A weakening in the value of foreign currencies relative to the U.S. dollar could have an adverse impact on the Company by increasing the effective price of the Company's products in its international markets. In addition, there can be no assurance that the Company's international customers will continue to accept orders denominated in U.S. dollars. To the extent that orders are denominated in foreign currencies, the Company's reported sales and earnings are more directly subject to foreign exchange fluctuations. There can be no assurance that these factors will not adversely affect the Company's international sales in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

  The market for commercial motion picture projection equipment is highly competitive. In the international market, where the Company has a smaller market share than in the domestic market, the Company believes that its largest competitor has significantly greater market share than the Company. In addition to existing commercial motion picture projection equipment manufacturers, the Company may also encounter competition from new competitors, as well as from new types of equipment. No assurance can be given that the commercial motion picture projection equipment manufactured by the Company will not become obsolete as technology advances. In addition, the markets for the Company's long-range follow spotlight and other illumination and restaurant products are highly competitive. Competitors of the Company may also have significantly greater financial resources than the Company which may impede the ability of the Company to compete effectively. See "Business-- Competition."

DEPENDENCE ON KEY MANAGEMENT

  The Company's success depends, in substantial part, on the efforts and abilities of John P. Wilmers, the Company's President and Chief Executive Officer and Ray F. Boegner, the Company's Senior Vice President. In January 1997, Mr. Wilmers entered into a new employment contract with the Company which provides for an initial term of five years. In November 1996, Mr. Boegner entered into a new employment contract with the Company which provides for an initial term of five years. Failure to retain the services of Messrs. Wilmers and Boegner could have a material adverse effect on the Company. The Company does not maintain key man life insurance on the life of Mr. Wilmers or Mr. Boegner. See "Management--Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values--Employment Contracts."

LIMITED SOURCES FOR CERTAIN COMPONENTS

  The Company does not manufacture certain of its components, including film platters, lenses and intermittent movement components for its commercial motion picture projection equipment and the aluminum kettles for its pressure fryers. Each such component is sourced by the Company from a single contract manufacturer. Although to date the Company has not experienced any significant difficulty in obtaining these components, there can be no assurance that shortages will not arise in the future. The loss of one or more of the current suppliers of any such components would have an adverse effect on the Company's business until alternative supplies could be secured. See "Business-- Manufacturing."

ENVIRONMENTAL MATTERS

  The Company's operations involve the handling and use of substances that are subject to Federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the soil, air and water and establish standards for their discharge and disposal. Although the Company believes it is in material compliance with these laws, the violation of these laws could have a material adverse effect on the Company. There can be no assurance that additional environmental or remediation obligations will not be incurred in the future, that existing or future environmental liabilities could not have a material adverse effect on the Company, or that currently unknown matters, new laws and regulations or stricter interpretations of existing laws or regulations will not have a material adverse effect on the Company's business. See "Business--Environmental Matters."

SIGNIFICANT STOCKHOLDER

  Upon completion of the Offering, ARC will be the beneficial owner of 29.6% of the outstanding shares of Common Stock (26.3% if the Underwriters' over-allotment option is exercised in full). As a result of the level of its beneficial ownership of the Common Stock, ARC is in a position to exercise substantial influence over all corporate matters requiring stockholder approval, including the election of directors and merger and consolidation proposals. In addition, two members of the Board of Directors (the "Board") of the Company are directors and employees of ARC or its affiliates (other than the Company), and one of such directors has substantial shareholdings in ARC. In connection with the Company's initial public offering, Canrad Delaware, agreed with the managing underwriters of such offering to vote, until September 12, 1997, all shares of voting capital stock of the Company beneficially owned by it in the same proportion as the votes cast by non-affiliates with respect to any liquidation, and certain mergers or business combinations involving the Company. See "Management--Directors and Executive Officers" and "Principal and Selling Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON MARKET PRICE

  Future sales of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock or the Company's ability to raise additional capital through sales of its equity securities. Upon completion of the Offering, the Company will have:
(i) 2,618,000 shares of Common Stock outstanding owned by Canrad Delaware,
(ii) 647,750 shares of Common Stock reserved for issuance under the Company's stock option plans, of which 573,000 shares are issuable pursuant to currently outstanding options thereunder, (iii) 264,150 shares of Common Stock issuable pursuant to an outstanding warrant and other outstanding options to purchase Common Stock and (iv) 140,305 shares of Common Stock reserved for issuance pursuant to the Company's employee stock purchase plan. Of the shares outstanding, subject to outstanding options or the outstanding warrant, upon completion of the Offering, 6,748,974 will be immediately eligible for resale in the public market without restriction under the Securities Act and substantially all of the remaining shares will be eligible for resale in the public market subject to compliance with the applicable provisions of Rule 144 under the Securities Act. The Company is unable to predict the effect that sales made under Rule 144, or otherwise, may have on the then prevailing market price of the Common Stock.

  All of the shares of Common Stock owned by Canrad Delaware, 89,564 shares owned by certain officers and directors of the Company following the Offering, 337,000 shares issuable to certain officers and directors of the Company pursuant to the Company's stock option plans following the Offering, and 264,150 shares issuable pursuant to an outstanding warrant and other options to purchase Common Stock are subject to "lock-up" agreements under which the holders thereof have agreed not to sell or otherwise dispose of such securities without the prior written consent of Cowen & Company, on behalf of the Underwriters, for a period of 90 days after the date of the final Prospectus.

  All of the shares of Common Stock owned by Canrad Delaware, as well as the stock of certain other subsidiaries of ARC (including Cabletel Communications Corp. ("Cabletel")), have been pledged to BNY Financial Corporation and BNY Financial Corporation--Canada (collectively, "BNY") to secure indebtedness incurred by certain subsidiaries of ARC, including Canrad Delaware and ARC Ice, under two revolving credit facilities (collectively, the "BNY Credit Facility"). The Company has been advised by ARC, Canrad Delaware and ARC Ice that, as of May 22, 1997, the principal amount of indebtedness outstanding under the BNY Credit Facility was approximately $9.5 million. In the event of a default under the BNY Credit Facility, BNY has certain rights as a secured creditor under the terms of the BNY Credit Facility to vote and to sell or otherwise dispose of all or a portion of the pledged shares, including the Common Stock pledged by Canrad Delaware. Although such shares of Common Stock are subject to the "lock-up" agreements, Cowen & Company has agreed to consent to sales thereof by BNY in the event of a default under the BNY Credit Facility. See "Management--Employee Benefit Plans," "Description of Capital Stock--Warrant and Options to Purchase Common Stock" and "Shares Eligible for Future Sale."

UNCERTAINTY OF FUTURE ACQUISITIONS

  Although the Company does not currently have any specific acquisition under consideration, the Company may make acquisitions in the future. The significant uncertainties which accompany any acquisition and its integration into the Company's existing operations could have an adverse effect on the Company. There can be no assurance that the Company will be able to locate appropriate acquisition candidates, that any identified candidates will be acquired or that acquired operations will be effectively integrated or prove profitable. The Company's revolving credit facility (the "Norwest Facility") with Norwest Bank Nebraska, N.A. ("Norwest Bank") currently prohibits the Company from making acquisitions without the consent of Norwest Bank.

CERTAIN ANTI-TAKEOVER PROVISIONS

  The Company's Certificate of Incorporation provides for, among other things, the issuance of 1,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock"). The Board is authorized, without stockholder approval, to cause the Company to issue such preferred stock in one or more series and to fix the voting powers and the designations, preferences and relative, participating, optional or other rights and restrictions thereof. Accordingly, the Company may issue a series of preferred stock in the future that will have preference over the Common Stock with respect to the payment of dividends and upon the Company's liquidation, dissolution or winding up or have voting or conversion rights that could adversely affect the voting power and ownership percentages of the holders of Common Stock. The Company's Certificate of Incorporation also provides for the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class, to change certain provisions of such Certificate of Incorporation and the Company's By-Laws, and to change the authority of the Board, without further action by stockholders, to cause the Company to issue shares of preferred stock. The Company's Certificate of Incorporation further provides for the division of the Board into three classes. One class of directors is elected at each annual meeting of stockholders for three-year terms. The Company's By-Laws contain certain advance notice requirements relating to stockholder proposals and stockholder nomination of directors. These provisions may have the effect of making more difficult or discouraging transactions that could give stockholders of the

Company the opportunity to realize a premium over the then prevailing market price for their shares of Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock--Preferred Stock" and "-- Certain Provisions of the Company's Certificate of Incorporation and By-Laws."

POSSIBLE VOLATILITY OF STOCK PRICE; LIMITED TRADING VOLUME

  The trading price of the Common Stock may be highly volatile and could be subject to significant fluctuations in response to variations in the Company's quarterly operating results, general conditions in the industries in which the Company operates and other factors. In addition, the stock market is subject to price and volume fluctuations affecting the market price for the stock of many companies generally, which fluctuations often are unrelated to operating performance. Although the Common Stock is listed on the AMEX, daily trading volume of the Common Stock has generally been limited and accordingly the trading price is more vulnerable to significant fluctuations. See "Price Range of Common Stock."

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of Common Stock offered hereby. The Company will not pay any of the fees and expenses of the Offering.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is listed and traded on the AMEX under the symbol "BTN." The following table sets forth the high and low per share sale prices for the Common Stock as reported by the AMEX for the periods indicated (rounded to the nearest 1/8):

                                                                 HIGH     LOW
                                                                ------- -------
      1995
        Third Quarter (from September 6)....................... $ 4 5/8 $ 4 1/8
        Fourth Quarter.........................................   4 7/8   4
      1996
        First Quarter..........................................   6 1/8   4 5/8
        Second Quarter.........................................  11 3/4   5 3/4
        Third Quarter..........................................  10 7/8   7 3/8
        Fourth Quarter.........................................  13 1/4   9 1/4
      1997
        First Quarter..........................................  16 3/8  12 1/4
        Second Quarter (through May 22) .......................  17      14 3/8

  On May 22, 1997, the last reported per share sale price for the Common Stock was $15.50. At May 22, 1997, there were 103 holders of record of the Common Stock.

                                DIVIDEND POLICY

  The Company intends to retain its earnings to assist in financing its business and does not anticipate paying any dividends on its Common Stock in the foreseeable future. The Norwest Facility contains certain prohibitions on the payment of cash dividends. In addition, the underwriting agreement relating to the Company's initial public offering restricts the payment of cash dividends until September 1997. The declaration and payment of dividends by the Company are also subject to the discretion of the Board. Any determination by the Board as to the payment of dividends in the future will depend upon, among other things, business conditions and the Company's financial condition and capital requirements, as well as any other factors deemed relevant by the Board. The Company paid an $8.0 million dividend to Canrad Delaware in September 1995 in connection with its initial public offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at March 31, 1997. The table should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                            MARCH 31, 1997
                                                        -----------------------
                                                          ACTUAL    AS ADJUSTED
                                                        ----------- -----------
Total long-term debt................................... $        -- $        --
Stockholders' equity:
  Preferred stock, $0.01 par value--1,000,000 shares
   authorized,
   none issued or outstanding..........................          --          --
  Common stock, $0.01 par value--10,000,000 shares
   authorized,
   8,569,769 shares issued and outstanding
   (8,817,519 shares as adjusted) (1)..................      85,698      88,175
  Additional paid-in capital...........................  18,906,556  19,920,384
Retained earnings......................................   6,604,893   6,604,893
                                                        ----------- -----------
Total stockholders' equity.............................  25,597,147  26,613,452
                                                        ----------- -----------
Total capitalization................................... $25,597,147 $26,613,452
                                                        =========== ===========

--------
(1) Excludes 573,000 shares of Common Stock underlying outstanding options issued under the Company's stock option plans, 48,750 shares of Common Stock underlying outstanding stock options issued outside of the Company's stock option plans and 215,400 shares of Common Stock underlying a warrant. As adjusted data reflect the issuance of 247,750 shares of Common Stock issuable upon exercise of outstanding options and a warrant held by certain Selling Stockholders, which will be exercised concurrently with the Offering and included in the Offering. See "Management--Employee Benefit Plans," "Principal and Selling Stockholders" and "Description of Capital Stock--Warrant and Options to Purchase Common Stock."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected historical consolidated financial data of the Company as of December 31, 1992, 1993, 1994, 1995 and 1996, and for the years then ended, have been derived from the Consolidated Financial Statements of the Company which have been audited by KPMG Peat Marwick LLP, independent accountants. The Consolidated Financial Statements as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996, and the report of the independent public accountants thereon, are included elsewhere in the Prospectus. The selected consolidated financial data presented as of March 31, 1997 and the three months ended March 31, 1996 and 1997 have been derived from the Company's unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements for such periods include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position and results of operations for these periods. Results of operations for interim periods are not necessarily indicative of results to be expected for the full year. The information should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                    THREE MONTHS
                                 YEAR ENDED DECEMBER 31,           ENDED MARCH 31,
                         --------------------------------------- -------------------
                          1992    1993    1994    1995    1996    1996      1997
                         ------- ------- ------- ------- ------- ------- -----------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
Net sales............... $18,214 $22,631 $28,758 $38,441 $51,754 $11,363   $14,725
Cost of sales...........  13,363  15,864  20,127  27,451  36,397   8,175    10,369
                         ------- ------- ------- ------- ------- -------   -------
 Gross profit...........   4,851   6,767   8,631  10,990  15,357   3,188     4,356
Operating expenses......   3,020   3,823   4,442   5,681   7,047   1,574     1,941
                         ------- ------- ------- ------- ------- -------   -------
 Income from
  operations............   1,831   2,944   4,189   5,309   8,310   1,614     2,415
Net interest (income)
 expense................     316     406     239     277     364     186       (53)
                         ------- ------- ------- ------- ------- -------   -------
 Income before income
  taxes.................   1,515   2,538   3,950   5,032   7,946   1,428     2,468
Income taxes............     639   1,038   1,595   1,992   2,909     566       900
                         ------- ------- ------- ------- ------- -------   -------
 Net income............. $   876 $ 1,500 $ 2,355 $ 3,040 $ 5,037 $   862   $ 1,568
                         ======= ======= ======= ======= ======= =======   =======
Net income per share
 (1)....................                 $  0.30 $  0.42 $  0.62 $  0.13   $  0.17
Weighted average number
 of shares
 outstanding(1).........                   6,600   6,654   8,094   6,881     9,341
                                      DECEMBER 31,                 MARCH 31, 1997
                         --------------------------------------- -------------------
                                                                             AS
                          1992    1993    1994    1995    1996   ACTUAL  ADJUSTED(3)
                         ------- ------- ------- ------- ------- ------- -----------
                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......... $ 3,827 $ 4,773 $ 7,079 $ 8,625 $19,742 $20,977   $21,933
Total assets............  11,127  15,919  16,674  19,828  32,462  33,812    34,828
Total debt (2)..........   1,160   2,317   1,607   8,059     458      --        --
Total stockholders'
 equity (2).............   6,160   7,660  10,015   5,055  24,029  25,597    26,613

--------
(1) See Note 13 of Notes to Consolidated Financial Statements.
(2) Total debt and total stockholders' equity at December 31, 1995 reflect the Company's incurrence of $8.0 million of indebtedness under the Norwest Facility and the payment by the Company of an $8.0 million dividend to Canrad Delaware with the proceeds of such indebtedness in connection with the Company's initial public offering in September 1995.
(3) As adjusted data reflect the issuance of 247,750 shares of Common Stock issuable upon exercise of outstanding options and a warrant held by certain Selling Stockholders, which will be exercised concurrently with the Offering and included in the Offering. See "Principal and Selling Stockholders" and "Description of Capital Stock--Warrant and Options to Purchase Common Stock."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The following discussion and analysis contains certain forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from such forward-looking statements, including, without limitation, a lack of continued growth in the number of new motion picture screens, both domestically and internationally, and political and economic factors associated with international sales, see "Risk Factors."

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated the percentage of net sales represented by certain items reflected in the Company's statement of income:

                                                               THREE MONTHS
                              YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                           ---------------------------------  ----------------
                           1992   1993   1994   1995   1996    1996     1997
                           -----  -----  -----  -----  -----  -------  -------
Net sales................. 100.0% 100.0% 100.0% 100.0% 100.0%   100.0%   100.0%
Cost of sales.............  73.4   70.1   70.0   71.4   70.3     71.9     70.4
Gross profit..............  26.6   29.9   30.0   28.6   29.7     28.1     29.6
Operating expenses........  16.6   16.9   15.4   14.8   13.6     13.9     13.2
Income from operations....  10.0   13.0   14.6   13.8   16.1     14.2     16.4
Net income................   4.8    6.6    8.2    7.9    9.7      7.6     10.7

THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1996


  Net sales for the three months ended March 31, 1997 (the "1997 Period") increased $3.4 million or 29.6% to $14.7 million from $11.4 million for the three months ended March 31, 1996 (the "1996 Period"). The following table sets forth comparative consolidated net sales of theatre products and restaurant products for the respective periods:

                                                           THREE MONTHS ENDED
                                                                MARCH 31,
                                                         -----------------------
                                                            1996        1997
                                                         ----------- -----------
      Theatre Products.................................. $10,882,300 $14,112,100
      Restaurant Products...............................     480,400     612,700
                                                         ----------- -----------
      Total Net Sales................................... $11,362,700 $14,724,800
                                                         =========== ===========

  Net sales of theatre products increased $3.2 million or 29.7% for the 1997 Period as compared to the 1996 Period. Net sales of commercial motion picture projection equipment increased $3.1 million or 30.0%, and net sales of follow spotlights increased $114,000 or 23.4%. The majority of increase in net sales of commercial motion picture projection equipment was attributable to increased sales of such equipment to domestic customers. Net sales of replacement parts increased $146,000 or 10.0% to $1.6 million for the 1997 Period from $1.5 million in the 1996 Period.

  Net sales of restaurant products increased by $132,300 or 27.5%, mainly due to an increase in sales of pressure fryers.

  Gross profit as a percentage of net sales increased to 29.6% for the 1997 Period from 28.1% for the 1996 Period. The increase was attributable to improved efficiencies realized by purchasing and manufacturing due to an increase in production volume.

  Operating expenses increased $367,100 for the 1997 Period as compared to the 1996 Period. As a percentage of net sales, operating expenses decreased to 13.2% for the 1997 Period from 13.9% for the 1996 Period, as a result of a greater increase in net sales without a proportional significant increase in selling costs (which includes advertising, travel and personnel expenses).

  Net interest income was $53,200 for the 1997 Period as compared to interest expense of $186,100 for the 1996 Period. The decrease in interest expense reflects the repayment of the Company's Industrial Development Revenue Bonds (the "IDRBs") in March 1997 and the absence of borrowings under the Norwest Facility.

  The effective tax rate was 36.4% for the 1997 Period as compared to the statutory rate of 34.0%. The difference relates to the effects of state income taxes and the non-deductibility of certain intangible expenses, principally goodwill.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

  Net sales for 1996 increased $13.3 million or 34.6% to $51.8 million from $38.4 million for 1995. The following table shows comparative net sales of theatre products and restaurant products for the respective periods:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                            1995        1996
                                                         ----------- -----------
      Theatre Products.................................. $35,440,400 $49,387,700
      Restaurant Products...............................   3,001,000   2,366,200
                                                         ----------- -----------
      Total Net Sales................................... $38,441,400 $51,753,900
                                                         =========== ===========

  Net sales of theatre products increased $13.9 million or 39.4% for 1996 as compared to 1995. Net sales of commercial motion picture projection equipment increased $13.8 million or 41.1% and follow spotlights increased $183,900 or 9.3%. The majority of the increase in net sales of commercial motion picture projection equipment was attributable to increased sales of such equipment to domestic customers. Net sales of replacement parts increased $1.2 million or 24.5% to $6.1 million for 1996 from $4.9 million in 1995.

  Net sales of restaurant products decreased $634,800. This decrease was due in part to the loss of two customer accounts.

  Gross profit as a percentage of net sales increased to 29.7% in 1996 from 28.6% in 1995. The increase was attributable to improved efficiencies realized by purchasing and manufacturing due to an increase in production volume.

  Operating expenses increased $1.4 million or 24.1% for 1996 as compared to 1995. However, as a percentage of net sales, operating expenses decreased to 13.6% in 1996 from 14.8% in 1995, as a result of a greater increase in net sales without a proportional significant increase in selling costs. In terms of the dollar increase in such expenses, 1996 included amounts paid under the Company's profit sharing plan which reflects increased operating income and additional expenses incurred for a full year operating as a public company. See Note 14 of Notes to Consolidated Financial Statements. Also included in these amounts was a management fee paid by the Company to Canrad Inc., an indirect, wholly-owned subsidiary of ARC, of $300,000 for 1996 and 1995.

  Interest expense amounted to $363,500 for 1996 as compared to $277,300 for 1995. Included in interest expense was interest incurred from the Norwest Facility.

  The effective tax rate was 36.6% for 1996 as compared to the statutory rate of 34.0%. The difference relates to the effects of state income taxes and the non-deductibility of certain intangible expenses, principally goodwill.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR ENDED DECEMBER 31, 1994

  Net sales for 1995 increased 33.7% to $38.4 million from $28.8 million for 1994. The following table sets forth comparative consolidated net sales of theatre products and restaurant products for the respective periods:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                            1994        1995
                                                         ----------- -----------
      Theatre Products.................................. $25,731,200 $35,440,400
      Restaurant Products...............................   3,027,200   3,001,000
                                                         ----------- -----------
      Total Net Sales................................... $28,758,400 $38,441,400
                                                         =========== ===========

  Net sales of theatre products increased $9.7 million or 37.7% for 1995 as compared to 1994. Net sales of commercial motion picture projection equipment increased $10.2 million or 43.8%, and net sales of follow spotlights decreased $485,000 or 19.7%. The majority of the increase in sales of commercial motion picture projection equipment was attributable to increased sales of such equipment to domestic customers. Net sales of replacement parts increased from $4.7 million in 1994 to $4.9 million in 1995. Net sales of theatre products in 1995 included a full year of net sales of Westrex, which was acquired on December 2, 1994.

  Net sales of restaurant products remained relatively consistent between the respective periods, which was due in part to the Company's historical focus on the growth of its theatre products business.

  Gross profit as a percentage of net sales decreased to 28.6% in 1995 from 30.0% in 1994. The decrease was primarily due to a full year of net sales of Westrex, whose products have a lower gross profit margin than the Company's non-Westrex theatre products.

  Operating expenses increased $1.2 million or 27.9% for 1995 as compared to 1994. However, as a percentage of net sales, such expenses decreased to 14.8% in 1995 from 15.4% in 1994 as a result of an increase in net sales of theatre products without a proportional significant increase in selling costs. In terms of the dollar increase in such expenses, 1995 included a full twelve months of operating expenses of Westrex, and also included amounts paid under the Company's profit sharing plan which reflects increased operating income. See Note 14 to Notes to Consolidated Financial Statements. Also included in these amounts was a management fee paid by the Company to Canrad Inc. of $300,000 for 1995 and $241,200 for 1994.

  Interest expense was $227,300 for 1995 as compared to $238,700 for 1994. Included in interest expense for 1994 was $129,700 of an allocation of interest charged by Canrad Inc. relating to the collar agreement which expired on October 2, 1994. See Note 9 of Notes to Consolidated Financial Statements. Non-allocated interest expense increased to $277,300 for 1995 from $109,000 for 1994. This increase resulted from $8.0 million of indebtedness incurred in September 1995 under the Norwest Facility in connection with the Company's initial public offering.

  The effective tax rate was 39.6% for 1995 as compared to the statutory rate of 34.0%. The difference relates to the effect of state income taxes and the non-deductibility of certain intangible expenses, principally goodwill.

LIQUIDITY AND CAPITAL RESOURCES

  As of March 31, 1997, the Company had no outstanding borrowings. The principal reason for the decrease in borrowings from December 31, 1996 relates to the repayment of the IDRBs in March 1997 and a final payment of $100,000 pursuant to a non-compete agreement with Optical Radiation Corporation ("ORC").

  In September 1995, the Company entered into the Norwest Facility with Norwest Bank. The Norwest Facility initially provides for a borrowing commitment of up to $10.0 million. The commitment will reduce by $500,000 on the first and second anniversary dates of such facility and $1.0 million on the third and fourth anniversary dates thereof. The entire amount outstanding under the Norwest Facility matures on August 30,

2000. At March 31, 1997, $9.5 million was available for borrowing under the Norwest Facility. Amounts repaid under the Norwest Facility will be available for reborrowing. Borrowings outstanding under the Norwest Facility bear interest, payable monthly, at a rate equal to Norwest Bank's National Money Market Rate, as announced from time to time (8.5% at March 31, 1997). All of the Company's assets secure the Norwest Facility. The Norwest Facility agreement contains certain restrictive covenants which include, among other things, a prohibition on the payment of cash dividends and requirements relating to current, debt service coverage and total debt to tangible net worth ratios and tangible net worth.

  Historically, the Company has funded its working capital requirements through cash flow generated by its operations. Net cash provided by operating activities for the years ended December 31, 1994, 1995 and 1996 was $3.4 million, $2.4 million and $944,200, respectively. For the three months ended March 31, 1996 and 1997, net cash used by operating activities was $(936,600) and $979,200, respectively. The increase in net cash provided by operating activities for the three months ended March 31, 1997 was due primarily to increases in net income and income taxes payable and a decrease in trade receivables offset by an increase in inventories.

  The Company anticipates that internally generated funds and borrowings under the Norwest Facility will be sufficient to meet its working capital needs. The Company expects that it will have capital expenditures of $1.7 million in 1997 which include manufacturing equipment and expansion of its current facility.

  The Company does not engage in any currency hedging activities in connection with its foreign sales and operations. To date, all of the Company's international sales have been denominated in U.S. dollars, exclusive of Westrex sales, which are denominated in Hong Kong dollars.

SEASONALITY

  Generally, the Company's business exhibits a moderate level of seasonality as sales of theatre products typically increase during the second and fourth quarters. The Company believes that such increased sales reflect seasonal increases in the construction of new motion picture screens in anticipation of the summer and Christmas movie seasons.

INFLATION

  The Company believes that the relatively moderate rates of inflation in recent years have not had a significant impact on its net sales or profitability. Historically, the Company has been able to offset any inflationary effects by either increasing prices or improving cost efficiencies.

RECENTLY ISSUED ACCOUNTING STANDARDS

  The FASB issued Statement No. 128, "Earnings Per Share," which revises the calculation and presentation provisions of Accounting Principles Board Opinion 15 and related interpretations. Statement No. 128 is effective for the Company's fiscal year ending December 31, 1997. Retroactive application will be required. The Company believes that the adoption of Statement No. 128 will not have a significant effect on its reported earnings per share.

                                   BUSINESS

THE COMPANY

  The Company is a leading developer, manufacturer and distributor of commercial motion picture equipment and long-range follow spotlights in the U.S. and abroad. The Company's product lines are distributed on a worldwide basis through a network of over 200 domestic and international dealers to major movie exhibitors, ride simulation operators, and sports arena and amusement park operators. The Company's broad range of both standard and custom-made equipment can completely outfit and automate a motion picture projection booth and is currently being used by major motion picture exhibitors such as AMC Entertainment, Inc., Regal Cinemas, Inc., Act III Theatres, Inc., Cinemark USA, Inc. and Cineplex Odeon Corporation. As a major supplier of motion picture equipment to the theatre exhibitors, Ballantyne has benefited directly from both the domestic and international growth in motion picture screens. Additionally, the Company has increased its profitability by maintaining internal cost controls and achieving manufacturing and distribution efficiencies.

  Ballantyne believes that its position as a fully-integrated equipment manufacturer enables it to be more responsive to its customers' specific design requirements, thereby giving it a competitive advantage over other manufacturers who rely more on outsourced components. In addition, the Company believes its expertise in engineering and manufacturing high-quality, reliable and innovative products, prompt order fulfillment and delivery, and after-sale technical support and emergency service have allowed the Company to build and maintain strong customer relationships.

  The motion picture theatre industry has experienced competition from in-home sources of entertainment in recent years, forcing theatre exhibitors to build higher quality theatres with more screens per location in order to lure consumers to theatres. More recently, domestic theatre exhibitors have accelerated the addition of new screens and in many cases, have begun developing "multiplex" or "megaplex" theatres which have an even larger number of screens per location (sometimes as many as 30 screens). According to Global Film Exhibition and Distribution ((C) 1996), published by Baskerville, a media and communications market research firm, there were more than 28,500 screens in the U.S. at the end of 1996 and this number is expected to increase by approximately 1,900 net new screens through the year 2000. In addition, the international marketplace has historically been underserved. According to Baskerville, in 1996 the number of motion picture screens per million people was 107.9 for the U.S. as compared to 8.5 for Asia Pacific, 12.5 for Latin America and 43.5 for Europe. U.S.-based theatre exhibitors are rapidly entering the international markets with plans to build modern multiplexes and megaplexes in response to increased movie theatre attendance. The Company believes that its leading market share in the U.S. and its established international presence have positioned the Company to benefit directly from these positive trends in the motion picture theatre industry.

  The Company also manufactures customized motion picture projection equipment for use in special venues, such as motion simulation rides, large screen format presentations and other forms of motion picture-based entertainment requiring visual and multimedia special effects. These customers include Imax Corporation, The Walt Disney Company and Electrosonic Systems, Inc. The Company helped pioneer the special venue market more than 20 years ago by working with its customers to design and build customized projection systems featuring special effects.

  Ballantyne's long-range follow spotlights are used for both permanent installations and touring applications. In April 1997, Ballantyne complemented its long-range follow spotlights product line with the acquisition of substantially all of the net assets of Xenotech. Xenotech is a leading manufacturer and supplier of high intensity searchlights and computer-based lighting systems for the motion picture production, television, live entertainment, theme park and architectural industries. The Company also manufactures commercial food service equipment, which is sold to convenience store and fast food restaurant operators, and to equipment suppliers for resale on a private label basis.

  The Company's principal objective is to increase profitably its leading U.S. market share and its established international presence. In order to achieve this objective, the Company is pursuing a number of strategies including (i) expanding its presence outside the U.S. by leveraging its relationships with domestic customers who are aggressively expanding internationally and building relationships with international theatre exhibitors, (ii) developing and maintaining strong customer relationships through fully understanding customer needs and furnishing value-added services and (iii) making strategic acquisitions of complementary or related niche market products.

  The Company's business was founded in 1932. Since that time, the Company has manufactured and supplied equipment and services to the commercial motion picture projection industry. In 1983, the Company acquired the assets of the Simplex Projector Division of the National Screen Services Corporation, thereby expanding its commercial motion picture projection equipment business. The Company further expanded its commercial motion picture projection equipment business with the 1993 acquisition of the business of the Cinema Products Division of ORC. This division designs, manufactures and sells commercial motion picture projection equipment on a worldwide basis and distributes ISCO-Optic lenses to the theatre and audio visual industries in North America. In December 1994, the Company increased its presence in the international marketplace with the acquisition of Westrex, which provides the Company with a strategic Far Eastern location and greater access to the expanding economies of the Pacific Rim. In April 1997, the Company complemented its long-range follow spotlights product line with the acquisition of substantially all of the net assets of Xenotech.

MOTION PICTURE EXHIBITION INDUSTRY OVERVIEW

  The motion picture theatre industry has experienced competition from in-home sources of entertainment in recent years, forcing theatre exhibitors to build higher quality theatres with more screens per location in order to lure consumers to theatres. As a result, U.S. theatre exhibitors have begun developing multiple screen theatres to provide a more consumer friendly destination and a wider range of film choices than traditional single screen theatres. More recently, domestic theatre exhibitors have accelerated the addition of new screens and in many cases, have begun developing "multiplex" or "megaplex" theatres which have an even larger number of screens per location (sometimes as many as 30 screens). Coupled with wide body seats and stadium seating, these new generation theatres offer patrons a new and invigorating moviegoing experience. The outlook for such multiplexing and megaplexing remains promising as many domestic markets still lack modern, high quality theatre complexes, and commercial real estate developers increasingly view such facilities as attractive anchor tenants that enhance consumer traffic. The success from the megaplexes opened to date confirms that customers desire a quality, out-of-home entertainment experience.

  Domestically, the theatre exhibitors' strategy is to focus on growth and increased market share by building new, multiplex theatres in their key markets, while expanding and refurbishing their existing high traffic locations. According to Global Film Exhibition and Distribution ((C) 1996), published by Baskerville, there were more than 28,500 screens in the U.S at the end of 1996 and this number is expected to increase by approximately 1,900 net new screens through the year 2000. Internationally, as box office revenues from abroad continue to grow at a rapid rate, domestic theatre exhibitors are building multiplex theatres in strategic international markets. According to Dodona Research, a U.K.-based media market research firm, there were more than 20,000 screens in Europe at the end of 1996 and the number of net new screens is expected to increase by approximately 2,000 through the year 2000.

  According to Baskerville, annual box office revenues outside of North America now exceed box office revenues generated in the domestic marketplace. Internationally, there are many markets which have either an undersupply of screens or existing screens which are not consistent with today's high standards of multiplex design and amenities. There are also emerging markets with improving demographics and economic growth that present opportunities for the development of theatrical exhibition. Theatre exhibitors are trying to leverage their expertise as a premier film exhibition company and capitalize on the vast opportunities for growth that exist in the global marketplace.

  The trend toward multiplexing or megaplexing is also accelerating internationally. The international marketplace is one which has historically been underserved. According to Baskerville, in 1996 the number of motion picture screens per million people was 107.9 for the U.S. as compared to 8.5 for Asia Pacific, 12.5 for

Latin America and 43.5 for Europe. U.S.-based theatre exhibitors are rapidly entering the international markets with plans to build modern multiplexes and megaplexes in response to increased movie theatre attendance. According to Screen Digest Limited, a U.K.-based media and consulting firm, the number of multiplex theatres in Europe in 1997 will increase to approximately 3,900, as compared to only 2,200 multiplexes in 1993, representing a four-year compounded annual growth rate of 15.4%.

  Special venue-based entertainment is an emerging market for exhibitors. These special venues require sophisticated display equipment which provide state-of-the-art visual and multimedia experiences. Special venues include virtual reality motion simulation rides for sites such as location-based entertainment centers, shopping malls, casinos, theme parks and expositions and large screen formats for sites such as multiplexes and megaplexes, museums, zoos, national parks and theme parks.

BUSINESS STRATEGY

  The Company's principal objective is to increase profitably its leading U.S. market share and its established international presence. The Company's strategy combines the following key elements:

  Expand International Presence. As rapid construction of new multiple screen motion picture theatres has extended to the international market, sales of the Company's products to international end users are becoming increasingly important to the Company. Net sales to foreign customers, primarily of theatre products, increased from $6.4 million in 1994 to $14.1 million in 1996 including sales by Westrex (excluding sales to domestic export dealers of both theatre and restaurant products and domestic theatre chains of products which are ultimately exported). The Company believes that its smaller international market share represents an attractive growth opportunity, as the Company intends to seek a greater market share for its products internationally by working with its domestic dealers and U.S.-based motion picture exhibitor customers as they expand abroad. In addition, the Company is seeking to continue to strengthen and develop its international presence through its international dealer network, and the Company's sales force will continue to travel extensively worldwide to market the Company's products. The Company believes that as a result of these efforts, it is well-positioned to expand its brand name recognition and international market share.

  Emphasize Customer Service. The Company seeks to develop and maintain strong customer relationships by offering a wide variety of standardized commercial theatre and restaurant equipment, working closely with its customers to fully understand their needs and furnishing value-added services such as (i) expertise in engineering and manufacturing high-quality, reliable and innovative products (often designed to customer specifications), (ii) prompt order fulfillment and delivery and (iii) after-sale technical support and emergency service. The Company further supports its products through its replacement parts business, which represents an additional source of recurring income that is less dependent on new screen construction. The Company believes that one of its competitive advantages is its superior customer service which has resulted in strong, long-lasting customer relationships.

  Leverage Manufacturing and Design Expertise. The Company's position as a fully integrated manufacturer enables it to develop, design and customize its products to meet customer specifications, and to respond quickly to customers' requests for replacement parts and repair. The Company believes that its integrated manufacturing capabilities allow it to rapidly increase its manufacturing capacity, thereby providing it with a competitive advantage in meeting its customers' accelerating delivery schedules. In addition, its manufacturing capabilities, combined with its emphasis on customer service, have contributed to retaining strong customer relationships and developing new business opportunities and products in both the traditional theatre equipment market and the special venue market.

  Explore Strategic Acquisitions. The Company has historically been successful in identifying and acquiring complementary businesses, which have been profitable for its core operations. The Company plans to continue to explore opportunities to acquire companies which complement its sales and marketing and manufacturing expertise, as well as companies which provide opportunities for geographical expansion of its dealer network and product line expansion.

  Expand Special Venue Business. The Company believes that there is increasing consumer demand for motion simulation rides, large screen format presentations and other forms of motion picture-based entertainment which use visual and multimedia special effects. The Company is seeking to become a leading provider of state-of-the-art special venue products by capitalizing on its ability to customize such products as a result of its in-house design capabilities and its integrated manufacturing operations. Although sales of special venue products currently represent only a small percentage of the Company's net sales, the Company believes that increasing public demand for such products and the increased publicity generally associated with special venue products create an attractive opportunity for future growth.

THEATRE AND RESTAURANT PRODUCTS

  THEATRE PRODUCTS

  Motion Picture Projection Equipment

  The Company is a leading developer, manufacturer and distributor of commercial motion picture projection equipment in the U.S. and abroad. The Company's commercial motion picture projection equipment consists of 35mm and 70mm motion picture projectors, combination 35/70mm projectors, xenon lamphouses and power supplies, a console system combining a lamphouse and power supply into a single cabinet, soundhead reproducers and related products such as film handling equipment and sound systems. The Company's commercial motion picture projection equipment is marketed under the industrywide recognized trademarks of Strong(TM), Simplex(TM), Century(R), Optimax(R) and Ballantyne(TM). The Company's commercial motion picture projection equipment may be sold individually or as an integrated system with other components manufactured by the Company. The Company's commercial motion picture projection equipment can fully outfit and automate a motion picture projection booth.

  The Company's lamphouse consoles are unique to the industry in that they incorporate a solid state power supply which allows for a broader range of wattages, thereby reducing operating costs, as compared to inefficient copper and iron power transformers. The Company's lamphouse consoles incorporate all elements required for quality film presentations while requiring minimum booth floor space.

  The Company's film handling equipment consists of either a three- or five-deck platter and a make-up table which allow the reels of a full length motion picture to be spliced together, thereby eliminating the need for an operator to change reels during the showing of the motion picture.

  Pursuant to a distribution agreement with ISCO-Optic GmbH of Germany, the Company has the exclusive right to distribute ISCO-Optic lenses in North America. Under the distribution agreement, the Company's exclusive right continues through 2001, subject to the attainment of minimum sales quotas (which the Company has historically exceeded), and thereafter is automatically renewed for successive two-year periods until terminated by either party upon 12 months' prior notice. ISCO-Optic lenses have developed a reputation for delivering high-image quality and resolution over the entire motion picture screen. In addition to incorporating the ISCO-Optic lenses into its own equipment, the Company distributes ISCO-Optic lenses to customers with operations in the theatre and audio visual industries. ISCO-Optic lenses have a leading market share in the U.S. commercial motion picture projector lens market and have won two Academy Awards for technical achievement.

  In 1995 and 1996, National Cinema Supply accounted for more than 10% of the Company's total net sales. No customer accounted for 10% of the Company's total net sales in 1994.

  Replacement Parts

  The Company has a significant installed base of motion picture projectors. Although these projectors have an average useful life in excess of 20 years, periodic replacement of components is required as a matter of routine maintenance, in most cases with parts manufactured by the Company. The Company believes that growth in the installed base of commercial motion picture projectors should result in increased net sales of replacement parts for the Company's commercial motion picture projection equipment. Replacement part sales represent a recurring revenue source for the Company which is less dependent on new screen construction. Net sales of the Company's replacement parts were approximately $4.7 million, $4.9 million, $6.1 million and $1.6 million for 1994, 1995, 1996 and the three months ended March 31, 1997, respectively.

  Special Venue Products

  The Company is becoming increasingly involved in the development of commercial projection equipment for incorporation into special venue products such as virtual reality motion simulation rides and large screen format presentations. The Company has sold customized commercial motion picture equipment directly to special venue customers such as Imax Corporation, The Walt Disney Company and Electrosonic Systems, Inc. for use at special venue sites such as the Magic Kingdom, EPCOT Center, IMAX Ridefilm Simulators, Universal Studios and Busch Gardens. The Company works closely with its customers to develop, design and engineer customized projection equipment to accommodate various formats required for the special venue industry. The Company manufactures 4, 5, 8 and 10 perforation 35mm and 70mm projection systems for large-screen, simulation ride and planetarium applications and for other venues that require special effects. The Company's ability as a fully integrated manufacturer enables it to work closely with its customers from initial concept and design through manufacturing to the customers' specifications. The Company believes that its reputation for quality and responsiveness provides a competitive advantage in these growing markets.

  Spotlights and Other Illumination Products

  The Company is a leading developer, manufacturer and distributor of long-range follow spotlights in the U.S. and abroad. These spotlights are high-intensity general use illumination products designed for both permanent installations and touring applications. The Company's long-range follow spotlights consist of eight basic models ranging in output from 400 watts to 3,000 watts. The Company's 400 watt spotlight model, which has a range of 20 to 150 feet, is compact, portable and appropriate for small venues and truss mounting. The Company's 3,000 watt spotlight model, which has a range of 300 to 600 feet, is a high-intensity xenon light spotlight appropriate for large theatres, arenas and stadiums. All of the Company's long-range follow spotlights employ a variable focal length lens system which increases the intensity of the light beam as it is narrowed from flood to spot. The Company's long-range follow spotlights are marketed under the Strong(TM) trademark under recognized brand names such as Super Trouper(R), Gladiator(TM) and Roadie(TM).

  The Company sells its long-range follow spotlights through dealers to equipment rental companies, arenas, stadiums, theme parks, theatres and auditoriums. The Company's spotlight products are used in, among other venues, the Toronto SkyDome, the United Center in Chicago, the RCA Dome in Indianapolis, the Continental Airlines Arena in the New Jersey Meadowlands and the Sheffield Arena in the United Kingdom, as well as at special venue sites such as the 1996 Summer Olympics in Atlanta, Georgia and in world tours by, among others, the Rolling Stones, R.E.M. and Pink Floyd.

  In April 1997, the Company complemented its long-range follow spotlights product line with the acquisition of substantially all of the net assets of Xenotech. Xenotech is a leading manufacturer and supplier (through both rental and outright sale) of high intensity searchlights and computer-based lighting systems for the motion picture production, television, live entertainment, theme park and architectural industries.

  Since its founding in 1986, Xenotech's specialty illumination products have been used in numerous feature films including Batman, Terminator I, Terminator II and Independence Day. Xenotech's products have also been used at live performances such as the 1993 and 1994 Super Bowl half-time shows and are currently illuminating such venues as the Luxor Hotel and Casino and the Stratosphere Hotel and Casino in Las Vegas, Nevada. Xenotech markets its products directly to customers in North America, Europe, South America and the Pacific Rim. Although there can be no assurance, the Company believes that it can expand Xenotech's sales without incurring significant additional expense by utilizing the Company's existing international dealer network to sell Xenotech products. In addition, certain previously outsourced components for Xenotech products are expected to be manufactured by the Company at its facility in Omaha, Nebraska beginning in the third quarter of 1997. The Company's Xenotech products are marketed under the Xenotech(R) and Britelights(R) trademarks.

  RESTAURANT PRODUCTS

  The Company's restaurant product line consists of commercial food service equipment, principally pressure fryers, barbecue/slow roast ovens and rotisserie ovens. The Company's pressure fryers account for the majority of its commercial food service equipment net sales. The Company's restaurant product line is marketed under the Flavor Crisp(R) and Flavor Pit(R) trademarks. The Company's commercial food service equipment is supplemented by seasonings, marinades and barbecue sauces manufactured to the Company's specifications by The Golden Dipt Company and other food product contractors, and by mesquite and hickory woods, paper serving products and point of purchase displays.

  The Company sells its restaurant product line through dealers primarily to independent convenience store/fast food restaurant operators. The Company also sells its pressure fryers to equipment suppliers directly, on a private label basis, for resale to major chains such as Pathmark and Wal-Mart for use in their delicatessens and sit-down eateries.

SALES, MARKETING AND CUSTOMER SERVICE

  The Company markets and sell its products primarily through a network of over 200 domestic and international dealers to major movie exhibitors, ride simulation operators, and sports arena and amusement park operators. The Company also sells directly to end users. The Company employs seven sales and marketing professionals, six customer service personnel and two technical support personnel, based in the U.S., and two sales and marketing professionals and six customer service/technical support personnel based at Westrex in Hong Kong. The Company also services its customers in large part through its dealer network. Sales and marketing professionals principally develop business by maintaining regular, personal customer contact, including conducting site visits, while customer service and technical support functions are primarily centralized and dispatched when needed. The Company anticipates that it will add one to two sales and marketing professionals as it executes its international sales plan. In addition, the Company also markets its products in trade publications such as Film Journal and Box Office and by participating in annual major industry trade shows such as ShowWest in Las Vegas, ShowEast in Atlantic City, CineAsia in Singapore and Cinema Expo in Europe.

  The Company's sales and marketing professionals have extensive experience with the Company's product lines. Each of the Company's U.S.-based commercial motion picture projection equipment sales and marketing professionals have at least 15 years of industry experience and have long-term relationships with many current and potential customers. By virtue of these relationships, the Company can anticipate marketplace demand, and alter its production schedule accordingly. The Company believes that its continuing sales and marketing focus on anticipating and addressing customer needs and providing consistent, high-level service has enabled it to become the industry market leader.


  The Company provides a warranty to end users of substantially all of its products, which generally covers a period of twelve months, but may be extended under certain circumstances and for certain products. Under the Company's warranty policy, the Company will repair or replace defective products or components at its election. Costs of warranty service and product replacements have not been material to the Company's financial results.

BACKLOG

  At December 31, 1995 and 1996, the Company had backlogs of $4.9 million and $10.0 million, respectively. At March 31, 1996 and 1997, the Company had a backlog of $6.3 million and $16.4 million, respectively. Such backlogs consisted of orders received with a definite shipping date. The Company believes that its backlog is not seasonal in nature. Backlog figures are not necessarily indicative of sales or income for any full twelve-month period.

MANUFACTURING

  All of the Company's manufacturing operations, except for those relating to Xenotech products, are conducted at its Omaha, Nebraska manufacturing facility. The Company utilized a portion of the net proceeds realized from an offering of shares of its Common Stock in August 1996 to recently convert 10,000 square feet of its Omaha, Nebraska manufacturing facility which was unusable for manufacturing into usable space and added 20,000 square feet of manufacturing space to such facility. The Company's manufacturing operations consist primarily of engineering, quality control, testing, material planning, machining, fabricating, assembly, and packaging and shipping. The Company believes that Omaha's central location has served to reduce the Company's transportation costs and delivery times of products to the East and West Coasts of the U.S. The Company's manufacturing strategy is to (i) minimize costs through manufacturing efficiencies, (ii) employ flexible assembly processes that allow the Company to customize certain of its products and adjust the relative mix of theatre and restaurant products to meet demand,
(iii) reduce labor costs through the increased use of computerized numerical control machines for the machining of products and (iv) use outside contractors as necessary to meet increased customer demand. In order to react effectively to customer demand and to avoid shipment delays, the Company seeks to maintain an inventory of components, materials and assembled products in quantities sufficient to meet approximately four months of expected sales.

  The Company currently manufactures the majority of the components used in its products. The Company believes that its integrated manufacturing operations help maintain the high quality of its products and its ability to customize products to customer specifications. The principal raw materials and components used in the Company's manufacturing processes include aluminum, solid state electronic sub-assemblies and sheet metal. The Company utilizes a single contract manufacturer for each of its film platters, intermittent movement components and lenses for its commercial motion picture projection equipment and aluminum kettles for its pressure fryers. See "Risk Factors-- Limited Sources for Certain Components."

QUALITY CONTROL

  The Company believes that its design standards, quality control procedures, and the quality standards for the materials and components used in its products have contributed significantly to the reputation of its products for high performance and reliability. The Company has implemented a quality control program for its theatre and restaurant product lines which is designed to ensure compliance with the Company's manufacturing and assembly specifications and the requirements of its customers. Essential elements of this program are the inspection of materials and components received from suppliers and the monitoring and testing of all of the Company's products during various stages of production and assembly.

RESEARCH AND DEVELOPMENT

  The Company's ability to compete successfully depends, in part, upon its continued close work with its existing and new customers. The Company focuses its research and development efforts on the development of new products based on its customers' requirements, including the development of products used for special venues. The Company believes that the introduction of more special venue products will provide opportunity for further growth, both domestically and internationally.

COMPETITION

  Although the Company has a leading position in the domestic motion picture projection equipment market, the domestic and international markets for commercial motion picture projection equipment are highly competitive. Major competitors for the Company's motion picture projection equipment include Christie Electric Corporation, Cinemeccanica SpA and Kinoton GmbH. In addition to existing motion picture equipment manufacturers, the Company may also encounter competition from new competitors, as well as from new types of equipment. No assurance can be given that the equipment manufactured by the Company will not become obsolete as technology advances. Certain of the Company's competitors for its motion picture projection equipment have significantly greater resources than the Company. The Company competes in the commercial motion picture projection equipment industry primarily on the basis of quality, fulfillment and delivery, price, after-sale technical support and product customization capabilities.

  The markets for the Company's long-range follow spotlight, other illumination and restaurant products are highly competitive. The Company competes in the illumination industry primarily on the basis of quality, price and product line variety. The Company competes in the restaurant products industry primarily on the basis of price and equipment design. Certain of the Company's competitors for its long-range follow spotlights, other illumination and restaurant products have significantly greater resources than the Company. Competitors for the Company's long-range follow spotlight products include Lycian, Ushio, Pani and Kupo.

PATENTS AND TRADEMARKS

  The Company owns or otherwise has rights to trademarks used in conjunction with the sale of its products. The following trademarks are considered significant in terms of the current and contemplated operations of the
Company: "Strong(TM)," "Simplex(TM)," "Century(R)," "Optimax(R)," "Ballantyne(TM)," "Super Trouper(R)," "Gladiator(TM)," "Roadie(TM)," "Britelights(R)," "Xenotech(R)," "Flavor Crisp(R)" and "Flavor Pit(R)." These trademarks are protected by registration or common law in the U.S.The "Century(R)" trademark is also protected by registration and common law in the People's Republic of China, the United Kingdom and Australia. The Company's registered trademarks expire between the years 1999 and 2008. ISCO-Optic is a trademark of ISCO-Optic GmbH.

  The Company believes that its success will not be dependent upon patent protection, but rather upon its scientific and engineering "know-how" and research and production techniques. To the knowledge of the Company, there are no claims or suits threatened, pending or contemplated against it for infringement of any patents or trademarks.

PROPERTIES

  The Company's headquarters and main manufacturing facility are located at 4350 McKinley Street, Omaha, Nebraska, where it owns a building consisting of approximately 160,000 square feet on approximately 10.5 acres. The premises are used for offices and for the manufacture, assembly and distribution of its products, other than those included within the Xenotech product line. The Company recently converted 10,000 square feet of such facility which was unusable for manufacturing into usable space and added 20,000 square feet of manufacturing space to such facility. The Company's manufacturing facility for Xenotech products is located at 7348 Bellaire Avenue, North Hollywood, California, where it leases a building consisting of approximately 24,500 square feet on approximately one acre. The Company also leases a sales office in San Dimas, California and a marketing, distribution and service facility in Hong Kong.

EMPLOYEES

  At May 22, 1997, the Company had a total of 275 employees of which three were executive officers, 21 were managerial or supervisory personnel, 146 were manufacturing or production personnel, 19 were product engineering, design and development personnel, and 86 were administrative, sales, service or warehousing and shipping employees. The Company is not a party to any collective bargaining agreement and believes that its relationship with its employees is good.

LEGAL PROCEEDINGS

  The Company is involved from time to time in litigation arising out of its operations in the normal course of business. As of the date of this Prospectus, there were no material pending legal proceedings to which the Company was a party or to which any of its properties were subject.

ENVIRONMENTAL MATTERS

  The Company's operations involve the handling and use of substances that are subject to Federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the soil, air and water and establish standards for their storage and disposal. A risk of environmental liabilities is inherent in manufacturing activities. The Company believes that it is in material compliance with environmental laws, but there can be no assurance that future additional environmental compliance or remediation obligations will not arise or that such operations could not have material adverse effect on the Company. The Company does not anticipate any material capital expenditures for environmental control facilities during 1997. See "Risk Factors--Environmental Matters."

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company at May 23, 1997 are as follows:

                NAME                 AGE POSITION
                ----                 --- --------
Arnold S. Tenney (1)................  54 Chairman of the Board and Director
Ronald H. Echtenkamp................  63 Vice Chairman of the Board and Director
John P. Wilmers (1).................  52 President, Chief Executive Officer and
                                          Director
Ray F. Boegner......................  47 Senior Vice President
Brad J. French......................  44 Chief Financial Officer, Secretary and
                                          Treasurer
Colin G. Campbell (1)(2)............  41 Director
Jeffrey D. Chelin (2)...............  45 Director
Marshall S. Geller..................  58 Director
Yale Richards (1)(2)................  75 Director

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  Arnold S. Tenney has been a director of the Company since 1988 and its Chairman of the Board since 1992. Mr. Tenney has been a director, the President and Chairman of the Board of ARC since 1978 and a director and the Chairman of the Board of Cabletel since 1985. Cabletel, a leading broadline supplier of equipment for the cable television industry in Canada and a subsidiary of ARC. ARC and Cabletel are both publicly-traded companies. Mr. Tenney is also Chairman of the Board of Canrad Inc., ARC Ice and Canrad Delaware.

  Ronald H. Echtenkamp has been a director of the Company since 1993, its President from 1981 until February 28, 1997 and its Chief Executive Officer from 1991 until February 28, 1997. Mr. Echtenkamp resigned as President and Chief Executive Officer of the Company on February 28, 1997 and terminated his full-time employment with the Company on May 1, 1997. In connection with his resignation as President and Chief Executive Officer of the Company, Mr. Echtenkamp was elected Vice Chairman of the Board. Mr. Echtenkamp joined the Company as National Sales Manager for Restaurant Products in 1969 and was appointed Vice President of Marketing for Restaurant and Theatre Products in 1979. Mr. Echtenkamp is a member of the Society of Motion Picture and Television Engineers, Motion Picture Pioneers, Nebraska Variety Club, Theatre Equipment Association, National Restaurant Association and National Food Equipment Manufacturers.

  John P. Wilmers has been a director of the Company since September 1995 and served as Executive Vice President, Sales from 1992 until February 28, 1997. On March 1, 1997, Mr. Wilmers was elected President and Chief Executive Officer of the Company. Mr. Wilmers joined the Company in 1981 as National Sales Manager for Theatre Products. He was promoted to Vice President in 1988. He is the past President of the Theatre Equipment Association, a member of the Nebraska Variety Club and a sustaining member of the Society of Motion Picture and Television Engineers.

  Ray F. Boegner has held various sales and marketing positions with the Company since January 1985. In November 1996, Mr. Boegner was elected Senior Vice President of the Company. He is responsible for and supervises the Company's global sales and marketing activities. Mr. Boegner became an executive officer of the Company on May 22, 1997.

  Brad J. French joined the Company in 1990 as Controller and was named Secretary and Treasurer in 1992. Mr. French was named Chief Financial Officer of the Company in January 1996. Prior to joining the Company, Mr. French held several accounting positions with UTBHL, Inc. (f/k/a Hanovia Lamp Inc.), a subsidiary of Canrad Inc.

  Colin G. Campbell has been a director of the Company since August 1995. Mr. Campbell is a self-employed businessman based in Toronto, Ontario who has provided financial advisory and consulting services through his company, The Castlestone Company, to corporate clients since September 1993. From August 1990 to August

1993, Mr. Campbell provided similar services through another consulting firm, The Highbridge Group, a company of which Mr. Campbell was an owner. Prior to becoming self-employed in August 1990, Mr. Campbell spent eleven years in various commercial and investment banking positions with several Canadian financial institutions, including Citibank Canada's venture capital subsidiary.

  Jeffrey D. Chelin has been a director of the Company since June 1995. Mr. Chelin is the Vice President-Finance and Chief Financial Officer of ARC and has served in that capacity since March 1992. From 1986 until February 1992, Mr. Chelin served as Controller and Assistant Secretary of ARC. Mr. Chelin has been a member of the board of directors of ARC since October 1986. He is responsible for the overall financial management of ARC and its subsidiaries. Mr. Chelin also serves as (i) a director and the Treasurer and Secretary of Cabletel and (ii) a director, Vice President and the Secretary of Canrad Inc., ARC Ice and Canrad Delaware.

  Marshall S. Geller has been a director of the Company since January 1996. Mr. Geller is Chairman and Chief Executive Officer of Geller & Friend Capital Partners, Inc. ("Geller & Friend"), a merchant banking firm, and has served in such capacity since 1995. Mr. Geller was managing partner of Golenberg & Geller, Inc. from 1991 through 1995. On May 31, 1995, Las Vegas Major League Sports, Inc., a corporation of which Mr. Geller was a director and a controlling shareholder, filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mr. Geller currently serves as a director of Hexcel Corp., Players International, Inc., Styles on Video, Inc., Dycam, Inc. and Value Vision, International, Inc.

  Yale Richards has been a director of the Company since September 1995. Since October 1994, Mr. Richards has been a senior partner in the law firm of Marks Clare & Richards located in Omaha, Nebraska. From 1979 to September 1994, Mr. Richards was a partner in the law firm of Richards Riekes & Zabin located in Omaha, Nebraska. Mr. Richards has been engaged in the private practice of law in Nebraska since 1947. Mr. Richards also has served as counsel to the Theatre Equipment Association since 1971.

  Under the Company's Certificate of Incorporation, the Board is divided into three classes. Messrs. Tenney and Geller are Class I directors, Messrs. Echtenkamp, Chelin and Richards are Class II directors, and Messrs. Wilmers and Campbell are Class III directors. The terms of the Class I, Class II and Class III directors expire at the annual meeting of stockholders to be held in 1999, 1997 and 1998, respectively. Officers are elected annually by the Board and serve at the discretion of the Board.

BOARD POLICY REGARDING RELATED PARTY TRANSACTIONS

  The Board has adopted a policy providing that (i) any contract or transaction material to the Company, between the Company or any of its subsidiaries and ARC or any of its Affiliates, or in which ARC or any of its Affiliates has a financial interest, and any decisions regarding the modification, renewal or enforcement of the terms of any such contract or transaction, to the extent such contract or transaction is executed or such modification, renewal or enforcement is effected subsequent to July 10, 1996 or (ii) the declaration of any dividend on the Common Stock of the Company subsequent to July 10, 1996, must be approved by a majority of the Company's Independent Directors. For the purpose of such policy, an "Affiliate" of ARC means (a) any individual, corporation, partnership, association, trust, estate or other entity or organization that directly or indirectly controls, is controlled by or is under direct or indirect common control with ARC (excluding the Company or any of its subsidiaries) or (b) any officer, director or employee of ARC or any of its Affiliates (excluding the Company or any of its subsidiaries), and "Independent Director" means a director of the Company who is not an Affiliate of ARC.

COMPENSATION OF DIRECTORS

  Directors who are employees of the Company or ARC are not compensated for serving as directors. Directors who are not employees of the Company or ARC are paid $600 for attendance at meetings of the Board and $300 for all meetings of the Board held by teleconference. Directors of the Company are reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors. Outside directors are entitled to participate in the Company's Outside Directors Stock Option Plan. See "--Employee Benefit Plans--Outside Directors Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  There are no reportable compensation committee interlocks or insider participation transactions. See "--Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values--Employment Contracts."

EXECUTIVE COMPENSATION

  The following table sets forth a summary of the compensation paid to the Chief Executive Officer and three other executive officers of the Company whose total compensation exceeded $100,000 for each of the fiscal years ended December 31, 1996, 1995 and 1994.

                          SUMMARY COMPENSATION TABLE

                                 ANNUAL COMPENSATION               LONG TERM COMPENSATION
                         -------------------------------------- ------------------------------
                                                                       AWARDS          PAYOUTS
                                                                ---------------------  -------
                                                                           SECURITIES
                                                      OTHER     RESTRICTED UNDERLYING              ALL
   NAME AND PRINCIPAL                                 ANNUAL      STOCK     OPTIONS/    LTIP      OTHER
        POSITION         YEAR  SALARY      BONUS   COMPENSATION  AWARD(S)     SARS     PAYOUTS COMPENSATION
   ------------------    ---- --------    -------- ------------ ---------- ----------  ------- ------------
Ronald H. Echtenkamp,... 1996 $178,500(1) $320,676    $ --        $ --      123,750     $ --      $ --
 President, Chief Execu- 1995  202,500(1)  215,000      --          --      123,750       --        --
  tive                   1994  202,500(1)  175,000      --          --       25,000(4)    --        --
  Officer and Direc-
  tor(2)(3)
John P. Wilmers,........ 1996  152,269     215,000      --          --       66,000       --        --
 Executive Vice Presi-   1995  139,050     100,786      --          --       66,000       --        --
  dent, Sales and
  Director(2)(5)
                         1994  131,325      85,000      --          --          --        --        --
Ray F. Boegner,......... 1996   95,275      80,000      --          --       33,000       --        --
 Senior Vice President   1995   88,164      50,000      --          --       33,000       --        --
  (2)(6)
                         1994   83,430      35,000      --          --          --        --        --
Brad J. French,......... 1996   88,065      60,000      --          --       33,000       --        --
 Chief Financial         1995   81,370      40,000      --          --       33,000       --        --
  Officer,
 Secretary and Treasur-  1994   77,250      35,000      --          --          --        --        --
  er(2)

--------
(1) Salary includes $24,000 for 1996 and $48,000 for 1995 and 1994 which has been deferred pursuant to Mr. Echtenkamp's employment contract.
(2) Salary includes amounts paid by the Company pursuant to the Retirement and Savings Plan equal to $4,500 per annum for Mr. Echtenkamp, $4,269, $4,050 and $3,825 in 1996, 1995 and 1994, respectively, for Mr. Wilmers, $2,775, $2,664 and $2,430 in 1996, 1995 and 1994, respectively, for Mr. Boegner and $2,565, $2,370 and $2,250 in 1996, 1995 and 1994, respectively, for
    Mr. French. See "--Employee Benefit Plans--Retirement and Savings Plan."
(3) Mr. Echtenkamp served as President and Chief Executive Officer of the Company during the fiscal years ended December 31, 1994, 1995 and 1996. Mr. Echtenkamp continued to serve as President and Chief Executive Officer of the Company until his resignation on February 28, 1997. In connection with his resignation, Mr. Echtenkamp was elected to the office of Vice Chairman of the Board and remains as a part-time consultant of the Company.
(4) Award consists of an option to purchase common shares of ARC at an exercise price of $3.00 per share through February 14, 1998.
(5) Mr. Wilmers served as Executive Vice President, Sales of the Company during the fiscal years ended December 31, 1994, 1995 and 1996. Mr. Wilmers continued to serve as Executive Vice President, Sales of the Company until February 28, 1997. On March 1, 1997, Mr. Wilmers was elected President and Chief Executive Officer of the Company.
(6) Mr. Boegner served as Vice President of Sales of the Company during the fiscal years ended December 31, 1994 and 1995 and from January 1, 1996 until November 19, 1996. On November 20, 1996, Mr. Boegner became Senior Vice President of the Company. On May 22, 1997, Mr. Boegner became an executive officer of the Company.

  There were no stock options granted during fiscal year 1996.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

  The following table sets forth information with respect to exercised and unexercised options and SARs, if any, during 1996.

                                            NUMBER OF SECURITIES
                                           UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED
                                              OPTIONS/SARS AT     IN-THE-MONEY OPTIONS/SARS
                          SHARES            FISCAL YEAR END (#)    AT FISCAL YEAR END ($)
                         ACQUIRED          ---------------------- -------------------------
                            ON     VALUE     EXERCISABLE ("EX")      EXERCISABLE ("EX")
          NAME           EXERCISE REALIZED  UNEXERCISABLE ("UN")    UNEXERCISABLE ("UN")
------------------------ -------- -------- ---------------------- -------------------------
Ronald H. Echtenkamp....     0        0       25,000 ("Ex")(1)           18,750 ("Ex")(1)
                                                123,750 ("Ex")        1,152,113 ("Ex")
John P. Wilmers.........     0        0          66,000 ("Ex")          614,460 ("Ex")
Ray F. Boegner..........     0        0          33,000 ("Ex")          307,230 ("Ex")
Brad J. French..........     0        0          33,000 ("Ex")          307,230 ("Ex")

--------
(1) Award consists of option to purchase common shares of ARC at an exercise price of $3.00 per share through February 14, 1998.

  There were no awards granted during 1996 under any long term incentive plan. The Company does not maintain any defined benefit or actuarial plan.

  Employment Contracts

  Mr. Echtenkamp's employment agreement with the Company expired on March 31, 1997. This agreement entitles Mr. Echtenkamp to receive deferred compensation in the amount of $5,000 per month for twenty-four months ending May 1, 1999. The agreement restricts Mr. Echtenkamp from competing against the Company in the U.S. until March 31, 2000 and further contains certain anti-solicitation and confidentiality provisions.

  Mr. Echtenkamp resigned as President and Chief Executive Officer of the Company on February 28, 1997 and terminated his full-time employment with the Company on May 1, 1997. In connection with his resignation as President and Chief Executive Officer of the Company, Mr. Echtenkamp was elected Vice Chairman of the Board and entered into a part-time consulting agreement with the Company on March 3, 1997. Mr. Echtenkamp is required under the consulting agreement to devote forty days of his time toward identifying potential acquisition targets for the Company. As compensation for his services, Mr. Echtenkamp receives $4,500 per month plus reimbursement for all out-of-pocket expenses incurred on behalf of the Company. In the event that Mr. Echtenkamp devotes more than forty days of his time under the consulting agreement, he will receive additional compensation at the rate of $700 per day. Mr. Echtenkamp's consulting agreement expires on December 31, 1997.

  Mr. Wilmers entered into an employment agreement in January 1997, whereby he became employed full-time as President and Chief Executive Officer of the Company. The agreement is for a term of five years, subject to automatic renewal for successive one-year periods and to earlier termination as provided therein. The agreement, among other things, provides for an annual base salary of $165,000 and entitles Mr. Wilmers to receive up to 40% of the annual bonus pool established pursuant to the Profit Sharing Plan. The agreement also contains a salary continuation provision in the event of a sale of the Company, whether by a sale of stock or assets. Under the salary continuation provision, if at the time of such sale the remaining term of the agreement is less than three years, the purchaser of the Company has ninety days from the closing date of the sale of the Company to elect to extend the term of the agreement for a period of three years measured from the closing date of such sale. In the event such election is not timely made, Mr. Wilmers is entitled to receive his base salary following the termination of the agreement until the expiration of three years following the closing date of the sale of the Company.

  Mr. Boegner entered into an employment agreement in November 1996, whereby he became employed full-time as Senior Vice President of the Company. The agreement is for a term of five years, subject to automatic renewal for successive one-year periods and to earlier termination as provided therein. The agreement provides for, among other things, an annual base salary of $105,000 beginning in 1997 and participation in the Profit Sharing Plan. The agreement restricts Mr. Boegner from competing against the Company in the U.S. for a period of three years following the termination or expiration of such agreement and further contains certain anti-solicitation and confidentiality provisions.

  The Company does not maintain any other employment contracts, termination of employment or change in control arrangements for named executive officers.

EMPLOYEE BENEFIT PLANS

  Profit Sharing Plan

  Mr. Echtenkamp participated during 1996 and Messrs. Wilmers, Boegner and French participate in a management and sales bonus plan (the "Profit Sharing Plan") pursuant to which such employees are entitled to earn annual cash bonuses if the Company achieves specific levels of operating profit that are established by the Board. The Profit Sharing Plan is calculated at 14% of operating income (income before income taxes, but after management fees, amortization of goodwill, other costs associated with acquisitions, and interest on debt incurred with respect to acquisitions of businesses or of plant and capital equipment) in excess of the Equity Threshold. For purposes of the Profit Sharing Plan, the term "Equity Threshold" is defined as 20% of the Company's book value at the beginning of the year for which the bonuses are calculated. The calculation of the annual bonus pool is subject to the approval of the Compensation Committee of the Board. The distribution of the pool among members of management is determined by Mr. Wilmers subject to approval by the Compensation Committee. The Chief Executive Officer, currently Mr. Wilmers, is entitled to receive no more than 40% of the pool. The restriction that no participant may receive an amount in excess of 150% of such participant's base salary was eliminated retroactive to January 1, 1996 and Mr. Echtenkamp's employment contract was also revised to eliminate this provision retroactive to January 1, 1996. Amounts paid to Messrs. Echtenkamp, Wilmers, Boegner and French pursuant to the Profit Sharing Plan are included in the Summary Compensation Table.

  Retirement and Savings Plan

  The Company has adopted a Retirement and Savings Plan (the "Retirement and Savings Plan"), which is a combination savings and profit sharing plan designed to qualify under Section 401 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), including the provisions of Section 401(k). All full-time employees of the Company who are at least twenty-one years old and who have completed one year of service are eligible to participate in the Retirement and Savings Plan.

  Each participant may contribute an amount up to 6% of such participant's salary to the matching portion of the Retirement and Savings Plan, and such participant may make supplemental contributions up to an additional 9% of such participant's salary. These supplemental contributions are not eligible for matching contributions from the Company. The Company's matching contribution is $0.50 for each dollar contributed by the participant to the matching portion of the Retirement and Savings Plan. In addition, the Company may elect, in the discretion of the Board, to contribute an additional amount. All contributions to the Retirement and Savings Plan are nonforfeitable. For 1996, no participant was permitted to contribute more than $9,500 to the Retirement and Savings Plan.

  Benefits may be distributed to participants or their beneficiaries, as the case may be, in the event of a participant's death, retirement or other termination of service, or, if the participant so requests, on reaching age 59 1/2. Participants may be eligible to withdraw benefits in case of hardship.

  Contributions to the Retirement and Savings Plan made by the Company on behalf of Messrs. Echtenkamp, Wilmers, Boegner and French are included in the Summary Compensation Table.

  Stock Option Plan

  In September 1995, the Company adopted a stock option plan which provides for the granting of incentive stock options ("ISOs") within the meaning of
Section 422 of the Code and for the granting of non-qualified stock options ("NQSOs") to employees, officers and directors and such other persons rendering substantial services to the Company and its subsidiaries (the "Stock Option Plan"). Only employees of the Company or any of its subsidiaries are eligible to receive ISOs.

  The Stock Option Plan is administered by a committee (the "Stock Option Plan Committee") consisting of not less than a number of "disinterested persons" (as such term is defined in Rule 16b-3 under the Exchange Act) who are also "outside directors" (within the meaning of Section 162(m) of the Code) so as to qualify the Stock Option Committee to administer the Stock Option Plan as contemplated by Rule 16b-3 and Section 162(m), respectively. The members of the Stock Option Plan Committee are not permitted to participate in the Stock Option Plan.

  Subject to the express terms of the Stock Option Plan, the Stock Option Plan Committee has the authority to administer the Stock Option Plan in its sole and absolute discretion, including, but not limited to, the authority to construe and interpret the Stock Option Plan and the authority to determine the eligible individuals who shall be granted options and the number of options to be granted, the vesting period, if any, for all options granted, the date on which any option becomes first exercisable, the number of shares of Common Stock subject to each option, the exercise price for the shares of Common Stock subject to each option and whether the option to be granted is an ISO or a NQSO.

  The per share exercise price of ISOs granted under the Stock Option Plan cannot be less than the fair market value of a share of Common Stock on the date of grant (110% of fair market value in the case of an ISO granted to any person who, at the time the ISO is granted, owns (or is considered as owning within the meaning of Section 424(d) of the Code) stock possessing more than 10% of the total combined voting powers of all classes of stock of the Company or any parent or subsidiary (a "10% Owner")). With respect to NQSOs, the per share exercise price will be determined by the Stock Option Plan Committee on the date of grant, but will not be less than 85% of the fair market value of a share of Common Stock on the date of grant. Each option shall vest and become first exercisable as determined by the Stock Option Plan Committee. The terms of options granted under the Stock Option Plan may not exceed ten years (or five years for any incentive stock option granted to a 10% Owner).

  In the event of a Change of Control (as defined in the Stock Option Plan), unless otherwise determined by the Stock Option Plan Committee at the time of grant or by amendment (with the holder's consent) of such grant, all options not vested on or prior to the effective time of any such Change of Control shall immediately vest as of such effective time. The Stock Option Plan Committee in its discretion may make provisions for the assumption of outstanding options, or the substitution for outstanding options of new incentive awards covering the stock of a successor corporation or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices so as to prevent dilution or enlargement of rights. The Stock Option Plan contains customary anti-dilution provisions which provide that in the event of a recapitalization, a change in the outstanding capital stock of the Company or certain other events, an adjustment shall be made, as determined by the Stock Option Plan Committee in its sole discretion, in the aggregate number of shares of Common Stock available for issuance under the Stock Option Plan, the number of shares of Common Stock available for any individual awards, and the number and exercise price of shares of Common Stock subject to outstanding options under the Stock Option Plan.

  Options granted under the Stock Option Plan are not assignable or transferable except by will or the laws of descent and distribution. The Stock Option Plan may be amended, suspended or terminated by the Board, except that: (i) any revision or amendment that would cause the Stock Option Plan to fail to comply with Rule 16b-3 of the Exchange Act, Sections 422 or 162(m) of the Code or any other requirement of applicable law or regulation if not approved by stockholders shall not be effective until such stockholder approval is obtained; and (ii) no such action may impair rights under a previously granted option unless consented to in writing by such option holder. No options may be granted under the Stock Option Plan after its tenth anniversary but options theretofore granted may extend beyond such date.

  At May 22, 1997, options covering an aggregate of 573,500 shares were outstanding under the Stock Option Plan and 25,200 shares of Common Stock remained available for issuance under the Stock Option Plan. On April 2, 1997, the Board adopted, subject to stockholder approval, amendments to the Stock Option Plan which would increase the number of shares of Common Stock that may be issued under the Stock Option Plan from 660,000 shares to 1,060,000 shares and limit the number of shares of Common Stock underlying options that may be awarded to any participant in any calendar year to 75,000.

  Outside Directors Plan

  In September 1995, the Company adopted an outside directors stock option plan (the "Outside Directors Plan") which provides for the granting of NQSOs to each director of the Company who: (i) is neither an employee nor an officer of the Company or any subsidiary or affiliate of the Company on the date of the grant of an option and (ii) has not elected to decline to participate in the Outside Directors Plan pursuant to an irrevocable one-time election made within 30 days after first becoming a director. Three directors currently qualify as participants under the Outside Directors Plan. The Company has reserved for issuance 165,000 shares of Common Stock under the Outside Directors Plan (subject to adjustment as described below). At May 22, 1997, options covering an aggregate of 74,250 shares were outstanding under the Outside Directors Plan and 90,750 shares of Common Stock remained available for issuance under the Outside Directors Plan.

  The Outside Directors Plan is administered by a committee (the "Outside Directors Plan Committee") currently consisting of two individuals, Messrs. Chelin and French. Members of the Outside Directors Plan Committee are not entitled to participate in the Outside Directors Plan. Subject to the limits imposed by the terms of the Outside Directors Plan, the Outside Directors Plan Committee has the power to administer the Outside Directors Plan in its sole and absolute discretion; provided, however, that the Outside Directors Plan Committee has no authority to grant NQSOs, to determine the number of shares of Common Stock subject to NQSOs or the price at which each share of Common Stock covered by a NQSO may be purchased pursuant to the Outside Directors Plan.

  Pursuant to the terms of the Outside Directors Plan, amendments to which were approved June 11, 1996, any person who is a non-employee director after the effective date of the Outside Directors Plan shall be granted NQSOs to purchase 24,750 shares of Common Stock (subject to adjustment as described below) on the business day following such effective date. With respect to any non-employee director who first becomes a member of the Board after the effective date of the Outside Directors Plan, NQSOs shall be granted to purchase 24,750 shares of Common Stock on the business day following his election to the Board. Additional NQSOs to purchase 24,750 shares of Common Stock will be granted automatically to each non-employee director on the next business day after the third consecutive Annual Meeting of the Company's Stockholders ("Annual Meeting") following his initial election to the Board and on the next business day after every third Annual Meeting thereafter, provided that the non-employee director is a member of the Board on the date of such grant. NQSOs shall be granted in the aforesaid manner until the date on which shares of Common Stock available for grant shall no longer be sufficient to permit grants of NQSOs covering 24,750 shares of Common Stock to be made to each non-employee director entitled to a grant as of such date, in which event the shares of Common Stock then available for grant shall be allocated on a pro rata basis among the non-employee directors entitled to a grant of NQSOs as of such date. All NQSOs granted to non-employee directors vest and become first exercisable at the rate of (i) 8,250 shares of Common Stock on the next succeeding business day following such non-employee director's initial election to the Board and (ii) 8,250 at the next business day after each Annual Meeting thereafter. Each NQSO will have a term of five years from the date of grant and will have a per share exercise price equal to the fair market value of a share of Common Stock on the date of grant. This provision may not be amended more than once every six months, other than to comply with changes in the Code or the Employee Retirement Income Security Act of 1974, as amended.

  In the event of a Change of Control (as defined in the Outside Directors
Plan), unless otherwise determined by the Outside Directors Plan Committee at the time of grant or by amendment (with the holder's consent) of such grant, all NQSOs not vested on or prior to the effective time of any such Change of Control shall immediately vest as of such effective time. The Outside Directors Plan Committee in its discretion may make provisions for the assumption of outstanding NQSOs, or the substitution for outstanding NQSOs of new incentive awards covering the stock of a successor corporation or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices so as to prevent dilution or enlargement of rights; provided, however, that no such adjustment shall be made if the adjustment would cause the Outside Directors Plan to fail to comply with the "formula award" exception, as set forth in Rule 16b-3(c)(2)(ii) under the Exchange Act, for grants of NQSOs to non-employee directors. The Outside Directors Plan contains customary anti-dilution provisions which provide that in the event of any recapitalization, change in the Company's outstanding capital stock, or certain other events, an adjustment shall be made, as determined by the Outside Directors Plan Committee in its sole discretion, in the aggregate number of shares of Common Stock available for issuance under the Outside Directors Plan, the number of shares of Common Stock available for any individual awards, and the number and exercise price of shares of Common Stock subject to outstanding NQSOs under the Outside Directors Plan, provided, however, that no such adjustment shall be made if the adjustment would cause the Outside Directors Plan to fail to comply with the "formula award" exception, as set forth in Rule 16b-3(c)(2)(ii) under the Exchange Act.

  NQSOs are not assignable or transferable except by will or the laws of descent and distribution. The Outside Directors Plan may be amended, suspended or terminated by the Board, except that: (i) any revision or amendment that would cause the Outside Directors Plan to fail to comply with Rule 16b-3 of the Exchange Act or any other requirement of applicable law or regulation if not approved by stockholders shall not be effective until stockholder approval is obtained and (ii) no such action may impair rights under a previously granted NQSO unless consented to in writing by such option holder. No options may be granted under the Outside Directors Plan after its tenth anniversary but NQSOs theretofore granted may extend beyond such date.

  Employee Stock Purchase Plan

  In October 1995, the Company adopted an employee stock purchase plan (the "Employee Stock Purchase Plan") which qualifies as an "employee stock purchase plan" under Section 423 of the Code. The purpose of the Employee Stock Purchase Plan is to provide a method by which employees may purchase shares of Common Stock on a discounted basis through payroll deductions. The Company has reserved for issuance 150,000 shares of Common Stock under the Employee Stock Purchase Plan (subject to adjustment as described below), of which 9,695 shares have been issued thereunder. All employees of the Company whose customary employment is twenty hours or more per week and who have been in the continuous employ of the Company for at least ninety days are eligible to participate in the Employee Stock Purchase Plan. Notwithstanding the foregoing, employees who own 5% or more of the Common Stock of the Company are not eligible to participate in the Employee Stock Purchase Plan.

  The Employee Stock Purchase Plan will be comprised of five consecutive twelve-month offering periods (each, an "Offering Period"), each commencing on the first business day in November for each of the years 1995 through 1999 and ending on the last business day in October for each of the years 1996 through 2000. At the end of each Offering Period, each eligible employee who has elected to participate in the Employee Stock Purchase Plan shall receive shares of Common Stock in an amount determined by dividing the employee's accumulated payroll deductions made during the Offering Period (which deductions are restricted to a maximum of ten percent (10%) of an employee's salary) by 85% of the average high and low market prices of a share of Common Stock on the AMEX on the first day or the last day of the Offering Period, whichever is lower. The maximum number of shares that may be purchased by an employee in any Offering Period is 1,000 (subject to adjustment as described below).

  The Employee Stock Purchase Plan is administered by a committee (the "Employee Stock Purchase Plan Committee") consisting of no less than two members of the Board. Members of the Employee Stock Purchase Plan Committee who are eligible employees will be permitted to participate in the Employee Stock Purchase Plan. The Employee Stock Purchase Plan contains customary anti-dilution provisions which provide that in the event of a recapitalization, a change in the outstanding capital stock of the Company and certain other events, an adjustment shall be made, as determined by the Employee Stock Purchase Plan Committee, in the number and/or kind of shares which are subject to purchase under outstanding options, the stock price applicable to such outstanding options, and the number and/or kind of shares which may be offered in each subsequent Offering Period.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership at May 22, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby, by: (i) all persons known by the Company to own beneficially more than 5% of the Common Stock, (ii) each director and executive officer of the Company, (iii) all directors and executive officers of the Company as a group and (iv) each Selling Stockholder. Except as otherwise noted, the Company believes that the persons listed below have sole investment and voting power with respect to the Common Stock owned by them.

                               SHARES                                SHARES
                            BENEFICIALLY                          BENEFICIALLY
                           OWNED PRIOR TO                        OWNED AFTER THE
                            THE OFFERING                            OFFERING
                               (2)(3)                               (2)(3)(4)
OFFICERS, DIRECTORS AND   --------------------- SHARES BEING    ---------------------
5% STOCKHOLDERS (1)        NUMBER       PERCENT OFFERED (4)      NUMBER       PERCENT
-----------------------   ---------     ------- ------------    ---------     -------
ARC International Corpo-
 ration.................  4,323,000(5)   50.3%   1,705,000      2,618,000      29.6%
 4000 Chesswood Drive
 Downsview, Ontario
 Canada M3J 2B9
Arnold S. Tenney........    183,975(6)    2.1       50,000(7)     133,975       1.5
Ronald H. Echtenkamp....    146,673(8)    1.7          --         146,673       1.6
John P. Wilmers.........    105,989(9)    1.2          --         105,989       1.2
Ray F. Boegner..........     61,989(10)     *          --          61,989         *
Brad J. French..........     43,971(11)     *          --          43,971         *
Colin G. Campbell.......     16,500(12)     *       12,000         12,750(13)     *
Jeffrey D. Chelin.......     24,750(14)     *       12,000         12,750         *
Marshall S. Geller......     79,054(15)     *       12,000(16)     28,590(17)     *
Yale Richards...........     18,300(18)     *          --          26,550(19)     *
All Directors and Execu-
 tive Officers as a
 group (9 persons)......    681,201(20)   7.4       86,000        573,237       6.1
OTHER SELLING
STOCKHOLDERS (21)
-----------------
Merita Bank Ltd.........    323,400(22)   3.8      108,000        215,600       2.4
 437 Madison Avenue
 New York, New York
  10022
Geller & Friend Capital
 Partners, Inc..........     46,714(23)     *       46,714            --        --
 1875 Century Park East
 Suite 2200
 Los Angeles, California
  90067
Anthony Mazzarella......     17,500(24)     *       10,000          7,500       --
Steve Weinress..........      1,130(25)     *        1,130            --        --
Carl Frankson...........      3,503(26)     *        3,503            --        --
Greg Presson............      3,503(27)     *        3,503            --        --
Kenneth Fader...........         75(28)     *           75            --        --
Marge Goddard...........         75(29)     *           75            --        --

--------
  *  Less than 1%
 (1) The business address of Messrs. Tenney and Chelin is c/o ARC International Corporation, 4000 Chesswood Drive, Downsview, Ontario, Canada M3J 2B9. The business address of Messrs. Echtenkamp, Wilmers, Boegner and French is c/o Ballantyne of Omaha, Inc., 4350 McKinley Street, Omaha, Nebraska 68112. The business address of Marshall S. Geller is c/o Geller & Friend Capital Partners, Inc., 1875 Century Park East, Suite 2200, Los Angeles, California 90067. The business address of Mr. Richards is c/o Marks Clare & Richards, 11605 Miracle Hills Drive, Suite 300, Omaha, Nebraska 68154.
 (2) Based upon 8,602,519 shares of Common Stock outstanding prior to the Offering and 8,850,269 shares of Common Stock outstanding after the Offering. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person and that are exercisable within 60 days from the date of this

     Prospectus have been exercised. However, the shares of Common Stock so issuable upon such exercise by any such person are not included in calculating the percentage of Common Stock beneficially owned by any other stockholder.
 (3) In connection with the Company's initial public offering, Canrad Delaware and Messrs. Tenney, Echtenkamp, Wilmers, Campbell, Chelin and Richards entered into an agreement with the managing underwriters of such offering to vote, during the two-year period ending September 12, 1997, all shares of voting capital stock of the Company beneficially owned by him or it in the same proportion as the votes cast by persons other than such named person's voting shares of the same class or series with respect to any liquidation, merger or business combination in which the Company is not the surviving entity, or the sale by the Company of all or substantially all of its assets.
 (4) Assumes no exercise of the Underwriters' over-allotment option. If the over-allotment option is exercised in full, the number of Shares Being Offered, the number of Shares Beneficially Owned After the Offering and the percentage of Shares Beneficially Owned After the Offering for ARC would be 1,999,600, 2,323,400 and 26.3%, respectively.
 (5) Such shares of Common Stock are owned directly by ARC Ice, a direct, wholly-owned subsidiary of ARC, and Canrad Delaware, an indirect, wholly-owned subsidiary of ARC.
 (6) Consists of 41,250 shares of Common Stock held indirectly by Mr. Tenney through Arnmart Investments Limited ("Arnmart"), a corporation controlled by Mr. Tenney and members of his family, 16,500 shares of Common Stock owned directly by Mr. Tenney, 2,475 shares of Common Stock owned indirectly by Mr. Tenney through his wife and 123,750 shares of Common Stock underlying presently exercisable options. Does not include
     4,323,000 shares of Common Stock owned beneficially by ARC.
 (7) Consists of 38,750 shares of Common Stock underlying presently exercisable options and 11,250 shares of Common Stock owned by Arnmart.
 (8) Consists of 22,923 shares of Common Stock owned directly by Mr.
     Echtenkamp and 123,750 shares of Common Stock underlying presently exercisable options.
 (9) Consists of 5,989 shares of Common Stock owned directly by Mr. Wilmers and 100,000 shares of Common Stock underlying presently exercisable options.
(10) Consists of 11,989 shares of Common Stock owned directly by Mr. Boegner and 50,000 shares of Common Stock underlying presently exercisable options.
(11) Consists of 4,971 shares of Common Stock owned directly by Mr. French and 39,000 shares of Common Stock underlying presently exercisable options.
(12) Consists of 16,500 shares of Common Stock underlying presently exercisable options.
(13) Includes 8,250 shares of Common Stock underlying an option to be granted under the Outside Directors Plan on June 11, 1997.
(14) Consists of 24,750 shares of Common Stock underlying presently exercisable options.
(15) Consists of 15,840 shares of Common Stock held directly by Mr. Geller, 46,714 shares of Common Stock underlying presently exercisable option granted to Geller & Friend, of which Mr. Geller is the Chief Executive Officer and Chairman and 16,500 shares of Common Stock underlying presently exercisable options.
(16) Consists of 12,000 shares of Common Stock underlying presently exercisable options.
(17) Includes 8,250 shares of Common Stock underlying an option to be granted under the Outside Directors Plan on June 11, 1997.
(18) Consists of 1,800 shares of Common Stock owned directly by Mr. Richards and 16,500 shares of Common Stock underlying presently exercisable options.
(19) Includes 8,250 shares of Common Stock underlying an option to be granted under the Outside Directors Plan on June 11, 1997.
(20) Consists of 123,737 shares of Common Stock owned by directors and executive officers and 557,464 shares of Common Stock underlying presently exercisable options.
(21) The business address of Messrs. Mazzarella, Weinress, Frankson, Presson and Fader and Ms. Goddard is c/o Geller & Friend Capital Partners, Inc., 1875 Century Park East, Suite 2200, Los Angeles, California 90067.
(22) Consists of 323,400 shares of Common Stock underlying a presently exercisable warrant.
(23) Consists of 46,714 shares of Common Stock underlying a presently exercisable option.
(24) Consists of 17,500 shares of Common Stock underlying a presently exercisable option originally granted to Geller & Friend.
(25) Consists of 1,130 shares of Common Stock underlying a presently exercisable option originally granted to Geller & Friend.
(26) Consists of 3,503 shares of Common Stock underlying a presently exercisable option originally granted to Geller & Friend.
(27) Consists of 3,503 shares of Common Stock underlying a presently exercisable option originally granted to Geller & Friend.
(28) Consists of 75 shares of Common Stock underlying a presently exercisable option originally granted to Geller & Friend.
(29) Consists of 75 shares of Common Stock underlying a presently exercisable option originally granted to Geller & Friend.

                             CERTAIN TRANSACTIONS

MANAGEMENT AGREEMENT

  The Company is a party to a management agreement (the "Management Agreement") with Canrad Inc., pursuant to which Canrad Inc. provides services to the Company relating to overall management and strategic planning and direction, banking negotiations, treasury functions, investor relations, securities regulatory compliance, employee and general business insurance programs and asset acquisitions and sales. Pursuant to the Management Agreement, Canrad Inc. makes available to the Company the services of Arnold
S. Tenney, as Chairman of the Board. Mr. Tenney shares primary responsibility with the Company's Chief Executive Officer with respect to overall management and strategic planning and direction, the identification, analysis and consummation of acquisitions and investor relations. As compensation for its services, Canrad Inc. receives a monthly fee of $25,000 and reimbursement for its identifiable reasonable out-of-pocket expenses incurred in connection with the performance of services under the Management Agreement. The Management Agreement provides for an initial term of five years and thereafter is automatically renewed for successive one-year periods until terminated by either party upon 90 days' prior notice. During the initial term of the Management Agreement, which expires on September 12, 2000, the payment terms thereof may not be amended without the consent of the managing underwriters of the Company's initial public offering. See Note 9 of Notes to Consolidated Financial Statements. In the event that the Offering is consummated, the Management Agreement will be amended, effective as of July 1, 1997, to reduce the monthly fee due thereunder from $25,000 to $12,500.

CANRAD DIVIDEND

  Concurrently with the Company's initial public offering in September 1995, the Company paid a cash dividend of $8.0 million to Canrad Delaware, the Company's former sole stockholder, which amount was used to repay Canrad Inc.'s outstanding indebtedness under its revolving credit facility with Merita Bank Ltd.

THE GELLER OPTION

  The Company granted to Geller & Friend an option on December 22, 1995, expiring on December 22, 2000, to purchase 82,500 shares of Common Stock at a per share exercise price of $4.39 as consideration for strategic financial services provided to the Company by Geller & Friend. A portion of this option has been assigned to certain employees of Geller & Friend. A Form S-3 registration statement filed under the Securities Act registering the resale of the 82,500 shares of Common Stock underlying the option was declared effective on March 6, 1997. The option has been exercised to the extent of 10,000 shares of Common Stock. A portion of the shares of Common Stock underlying the option granted to Geller & Friend are being sold in the Offering. Marshall S. Geller, a director of the Company, is Chief Executive Officer and Chairman of Geller & Friend. See "Principal and Selling Stockholders" and "Description of Capital Stock--Warrant and Options to Purchase Common Stock."

INSURANCE COVERAGE

  The Company is included in group health and business insurance programs maintained by ARC and Canrad Inc. for all companies controlled by ARC and Canrad Inc. The group health insurance plan is a self-insured minimum premium plan that is administered through the Connecticut General Life Insurance Company. The group health insurance plan provides for specific stop loss coverage in the amount of $75,000 per employee per plan year and aggregate stop loss based upon the head count of those covered under the plan, including the Company's employees and certain ARC retirees. The aggregate stop loss level for the group health insurance plan for the May 1, 1997 to April 30, 1998 plan year is approximately $933,000. The Company is charged premiums which are a set dollar amount based on its monthly head count for the minimum premium, stop loss and plan administration portions of the program and its aggregate salary for long-term disability and term life coverage. The Company is also charged for its claims incurred pursuant to the program.

  The business insurance program provides coverage for workers' compensation and employers liability, general liability, including products and completed operations, property, automobile, umbrella and directors and officers liability. The Company's portion of the business insurance premium is calculated and charged to operations based upon its allocated share of the coverage provided to that of the entire Canrad Inc. group. Such allocations are based primarily upon aggregate payrolls, net sales, asset values and number of automobiles. Most of the policies require annual audit and adjustment of deposit premiums for differences between estimated values upon which deposit premiums have been calculated and actual results. An additional premium is assessed in circumstances where actual values exceed estimated values and a premium credit is issued for instances where the estimated values exceed the actual values.

INTERCOMPANY PAYABLE

  The Company, has been charged, for certain allocated expenses, including, management fees, interest expense and income taxes, totalling approximately $1.9 million, $1.5 million and $0.3 million for 1994, 1995 and 1996, respectively. The Company reimburses these items using cash generated from its operations.

OTHER

  Yale Richards, a director of the Company, is a senior partner of Marks Clare & Richards, a law firm which performs legal services for the Company from time to time.

                         DESCRIPTION OF CAPITAL STOCK

  The total number of shares the Company is authorized to issue is 11,000,000, consisting of 10,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share. At the annual meeting of stockholders on June 10, 1997, the stockholders of the Company will be asked to approve an amendment to the Company's Certificate of Incorporation to increase the authorized Common Stock from 10,000,000 shares to 25,000,000 shares. At May 22, 1997, there were 8,602,519 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of a majority of the shares of Common Stock voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends, subject to the senior rights of preferred stockholders, when, as and if declared by the Board out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and, upon completion of the Offering, all shares of Common Stock offered hereby will be, duly authorized, fully paid and nonassessable.

  The Delaware General Corporation Law provides that stockholders may take action without the holding of a meeting by written consent or consents signed by the holders of a majority of the outstanding shares of the capital stock of the Company entitled to vote thereon. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by stockholders and to reduce the corporate expense associated with annual and special meetings of stockholders. Pursuant to the rules and regulations of the Commission, if stockholder action is taken by written consent, the Company will be required to send each stockholder entitled to vote on the matter acted on, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

WARRANT AND OPTIONS TO PURCHASE COMMON STOCK

  As partial consideration for providing certain financial assistance in connection with the Company's acquisition of the Cinema Products Division of ORC, on September 12, 1995, the Company issued to Merita Bank Ltd a warrant (the "Merita Warrant") to purchase up to 323,400 shares of Common Stock at a per share exercise price equal to $3.94. The Merita Warrant first became exercisable on October 12, 1996 and expires on September 12, 2000. The Company has granted Geller & Friend an option, expiring on December 22, 2000, to purchase 82,500 shares of Common Stock at an exercise price of $4.39 per share as consideration for strategic financial services provided to the Company by Geller & Friend. At May 23, the option had been exercised to the extent of 10,000 shares of Common Stock. The Company has granted to Jaffoni & Collins Incorporated an option to purchase 41,250 shares of Common Stock at an exercise price of $4.24 per share as consideration for investor relations and financial relations services provided to the Company. The option is currently exercisable and terminates on October 7, 1999. A Form S-3 registration statement filed under the Securities Act registering the resale of all of the shares of Common Stock underlying the Merita Warrant and each of the aforesaid options was declared effective on March 6, 1997. A portion of the shares of Common Stock underlying the Merita Warrant and the option granted to Geller & Friend are being sold in the Offering. See "Certain Transactions--The Geller Option," "Principal and Selling Stockholders" and "Shares Eligible for Future Sale."

PREFERRED STOCK

  The Board is authorized, without further approval or action by the stockholders, to issue shares of Preferred Stock in one or more series and to determine the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and number of shares constituting any series of Preferred Stock or the designation of such series.

  The rights of the holders of Common Stock will generally be subject to the prior rights of the holders of any outstanding shares of Preferred Stock with respect to dividends, liquidation preferences and other matters. Among other things, the Preferred Stock could be issued by the Company to raise capital or finance acquisitions. The Preferred Stock could have certain anti-takeover effects under certain circumstances. The issuance of shares of Preferred Stock could enable the Board to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer or other business combination transaction directed at the Company by, among other things, placing shares of Preferred Stock with investors who might align themselves with the Board, issuing new shares to dilute stock ownership of a person or entity seeking control of the Company or creating a class or series of Preferred Stock with class voting rights.

  The Company has no current plans to issue any shares of its Preferred Stock.

DELAWARE ANTI-TAKEOVER LAW

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in certain business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date such person became an interested stockholder unless: (i) the transaction resulting in the acquiring person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction which makes it an interested stockholder (excluding shares owned by directors who are also officers, and excluding certain employee stock option plans) and (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Except as otherwise specified in Section 203, an "interested stockholder" is defined as (a) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, (b) any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder or (c) the affiliates and associates of any such person. By restricting the ability of the Company to engage in business combinations with an interested person, the application of Section 203 to the Company may provide a barrier to hostile or unwanted takeovers. Under Delaware law, the Company could have opted out of Section 203 but elected to be subject to its provisions.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

  Classified Board of Directors. The Company's Certificate of Incorporation and By-Laws provide that the Board shall be divided into three classes of directors serving staggered terms. One class of directors will be elected at each annual meeting of stockholders for a three-year term. See "Management-- Directors and Executive Officers." Thus, at least two annual meetings of stockholders, instead of one, generally will be required to change the majority of the Board. Directors can be removed from office only for cause and only by the affirmative vote of at least 66 2/3% of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class. Vacancies on the Board may be filled only by the remaining directors and not the stockholders. The foregoing provisions may have the effect of making it more difficult to acquire control of the Company by means of a hostile tender offer, open market purchases, a proxy contest or otherwise.

  Requirements for Advance Notification of Stockholder Nomination and Proposals. The Company's By-Laws require 60 to 90 days' notice to the Company with regard to stockholder proposals and the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors. Such notice must provide specified information, including information regarding the ownership of Common Stock by the person giving the notice, information regarding the proposal or the nominees and information regarding the interest of the proponent in the proposal or the nominations.

  Special Meetings of Stockholders. The Company's Certificate of Incorporation and By-Laws provide that special meetings of stockholders of the Company may only be called by the Chairman of the Board, the President or a majority of the then authorized number of directors. This provision precludes stockholders from calling a special meeting and taking actions opposed by the Board.

  Limitation of Director Liability. The Company's Certificate of Incorporation limits the liability of directors to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, under current Delaware law, a director will not be personally liable for monetary damages for breach of the director's fiduciary duty of care as a director, except liability (i) for a breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liability arising under Section 174 of the Delaware General Corporation Law (relating to the declaration of dividends and purchase or redemption of shares in violation of the Delaware General Corporation Law) or (iv) for any transaction from which the director derived an improper personal benefit. The inclusion of this provision in the Company's Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.

  Supermajority Provisions. The Company's Certificate of Incorporation provides that the vote of the Board or the affirmative vote of at least 66 2/3% of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class, is required to amend, repeal or alter any of the Company's By-Laws or the foregoing provisions contained in the Company's Certificate of Incorporation.

TRANSFER AGENT

  The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, LLC whose address is 85 Challenger Road, Overpeck Center, Ridgefield Park, New Jersey 07660.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock or the Company's ability to raise additional capital through sales of its equity securities. Upon completion of this Offering, the Company will have: (i) 2,618,000 shares owned by Canrad Delaware, (ii) 647,750 shares of Common Stock reserved for issuance upon the exercise of options under the Stock Option Plan and the Outside Directors Plan, of which 573,000 are subject to options outstanding as of the date of this Prospectus, (iii) an aggregate of 264,150 shares of Common Stock issuable pursuant to the Merita Warrant, the option held by Geller & Friend and the option held by Jaffoni & Collins Incorporated and (iv) 140,305 shares of Common Stock reserved for issuance pursuant to the Employee Stock Purchase Plan. Of the shares outstanding or subject to outstanding options, upon completion of the Offering, 6,748,974 will be immediately eligible for resale in the public market without restriction under the Securities Act, and substantially all of the remaining shares will be eligible for resale in the public market subject to compliance with the applicable provisions of Rule 144 under the Securities Act.

  All of the shares owned by Canrad Delaware, 89,564 shares currently owned by certain officers and directors of the Company following the Offering, 337,000 shares issuable to certain officers and directors of the Company pursuant to the Company's stock option plans following the Offering and 264,150 shares issuable pursuant to an outstanding warrant and other options to purchase Common Stock are subject to "lock-up" agreements under which the holders thereof have agreed not, directly or indirectly, to offer, sell, pledge, contract to sell or otherwise dispose of such securities without the prior written consent of Cowen & Company, on behalf of the Underwriters, for a period of 90 days after the date of the final Prospectus.

  In general, under Rule 144 as currently in effect, a stockholder, including an "affiliate" of the Company as that term is defined in Rule 144 ("Affiliate"), who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater
of 1% of the then outstanding shares of Common Stock (       shares
immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate of the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements under Rule 144.

  A Form S-8 registration statement filed under the Securities Act registering all shares of Common Stock issuable under the Stock Option Plan, Outside Directors Plan and Stock Purchase Plan has been declared effective. A Form S-3 registration statement filed under the Securities Act registering the resale of the shares of Common Stock issuable under the Merita Warrant and the options granted to Geller & Friend and Jaffoni & Collins Incorporated has been declared effective. Shares issued upon the exercise of the Merita Warrant and the aforesaid options will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to Affiliates and the "lock-up" agreements noted above.

  All of the shares of Common Stock owned by Canrad Delaware, as well as the stock of certain other subsidiaries of ARC (including Cabletel) have been pledged to BNY to secure outstanding indebtedness under the BNY Facility. The Company has been advised by ARC Ice and Canrad Delaware that, as of May 22, 1997, the principal amount of indebtedness outstanding under the BNY Facility was approximately $9.5 million. In the event of a default under the BNY Facility, BNY has certain rights as a secured creditor under the terms of the BNY Facility to vote and to sell or otherwise dispose of the pledged shares, including all or a portion of the shares of Common Stock. Although such shares are subject to the "lock-up" agreements, Cowen & Company has agreed to consent to sales thereof by BNY in the event of a default under the BNY Facility.

  The Company can make no prediction as to the effect, if any, that sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital or make acquisitions through an offering of its equity securities.

                                 UNDERWRITING

  Subject to the terms and conditions of an underwriting agreement dated as of June , 1997 (the "Underwriting Agreement"), the Selling Stockholders have agreed to sell to each of the Underwriters named below, for whom Cowen & Company and Prudential Securities Incorporated are acting as representatives (the "Representatives"), and each of the Underwriters has severally agreed to purchase from the Selling Stockholders the respective number of shares of Common Stock set forth opposite the name of such Underwriters below:

                                                                     NUMBER OF
                                                                     SHARES OF
      NAME                                                          COMMON STOCK
      ----                                                          ------------
      Cowen & Company..............................................
      Prudential Securities Incorporated...........................
                                                                     ---------
        Total......................................................
                                                                     =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below), if any of such shares are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $     per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $     per share to certain brokers and dealers. After the
shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

  ARC Ice has granted the Underwriters an option, exercisable for up to 30 days after the date of this Prospectus, to purchase up to an aggregate of 294,600 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them as shown in the foregoing table bears to the 1,964,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the 1,964,000 shares of Common Stock offered hereby.

  The Company, ARC Ice, Canrad Delaware, ARC and Messrs. Tenney and Chelin have, jointly and severally, agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company, the Selling Stockholders, the Company's officers and directors and certain stockholders and option holders have agreed not, directly or indirectly, to offer, sell, pledge, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any right to acquire Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent (which consent may be given without notice to the Company's shareholders or other public announcement) of Cowen & Company. Except as described with respect to shares of Common Stock pledged in connection with the BNY Facility, Cowen & Company has advised the Company and the Selling Stockholders that it has no present intention of releasing any of the Company's stockholders or option holders from such lock-up agreements until the expiration of such 90-day period. See "Shares Eligible for Future Sale."

  In order to facilitate the Offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. The Underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the Offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short positions, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of the Common Stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

  The legality of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Gordon Altman Butowsky Weitzen Shalov & Wein, New York, New York. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Willkie Farr & Gallagher, New York, New York.

                                    EXPERTS

  The consolidated financial statements and schedule of Ballantyne of Omaha, Inc. as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996, have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  Incorporated herein by reference are the following documents on file with the Securities and Exchange Commission (the "Commission"):

    (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

    (b) All other reports filed by the Company with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to above; and

    (c) The description of the Company's Common Stock contained in the Company's registration statement filed with the Commission pursuant to
  Section 12 of the Exchange Act and all amendments or reports thereto filed for the purpose of updating such description.

  All reports and other documents hereafter filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall hereby be deemed to be incorporated in and to be a part of this Prospectus by reference from the date of filing of such documents. Any statement contained herein or in a document or report incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered upon the written or oral request of any such person, a copy of any or all of the documents that have been or may be incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Brad J. French, c/o the Company, 4530 McKinley Street, Omaha, Nebraska 68112, Telephone No.: (402) 453-4444.

                            ADDITIONAL INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith, is required to file reports, proxy statements and other information with the Commission. Copies of such reports and other information as filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following regional offices of the Commission: Midwest Regional Office, Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Northeastern Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. The Common Stock is listed on the AMEX. Reports, proxy statements and other information concerning the Company may be inspected at the AMEX, 86 Trinity Place, New York, New York 10006.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), of which this Prospectus forms a part, covering the Common Stock to be sold pursuant to this Offering. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings can be inspected at and obtained from the Commission at the above-referenced address. For additional information with respect to the Company, the Common Stock and related matters and documents, reference is made to the Registration Statement. Statements contained herein concerning any such document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                   BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Auditors........................................... F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996 and
 (unaudited) March 31, 1997.............................................. F-3
Consolidated Statements of Income for the years ended December 31, 1994,
 1995 and 1996 and (unaudited) three months ended March 31, 1996 and
 1997.................................................................... F-4
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1994, 1995 and 1996 and (unaudited) three months ended
 March 31, 1997.......................................................... F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1994, 1995 and 1996 and (unaudited) three months ended March 31, 1996 and 1997................................................................ F-6
Notes to Consolidated Financial Statements for the years ended December
 31, 1994, 1995 and 1996 and (unaudited) three months ended March 31,
 1996 and 1997........................................................... F-7

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Ballantyne of Omaha, Inc.

  We have audited the accompanying consolidated balance sheets of Ballantyne of Omaha, Inc. and subsidiaries as of December 31, 1995 and 1996 and the related statements of income, stockholders' equity and cash flows for the years ended December 31, 1994, 1995 and 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ballantyne of Omaha, Inc. and subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for the years ended December 31, 1994, 1995 and 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Omaha, Nebraska
January 10, 1997

                   BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                 DECEMBER 31,
                                            -----------------------  MARCH 31,
                                               1995        1996        1997
                                            ----------- ----------- -----------
                                                                    (UNAUDITED)
                  ASSETS
Current assets:
  Cash..................................... $   204,172 $ 6,042,593 $ 6,258,708
  Trade receivables, less allowance for
   doubtful receivables of $118,003 in
   1995, $143,000 in 1996 and $150,461 in
   1997....................................   5,713,141   9,090,616   8,343,123
  Inventories..............................   9,306,157  11,901,123  13,670,586
  Deferred income taxes....................     515,926     501,025     501,025
  Other current assets.....................      51,873     103,702      32,210
                                            ----------- ----------- -----------
      Total current assets.................  15,791,269  27,639,059  28,805,652
                                            ----------- ----------- -----------
Property, plant and equipment, at cost:
  Land.....................................     313,500     313,500     313,500
  Buildings and improvements...............   1,596,281   1,958,772   4,321,702
  Machinery and equipment..................   3,193,963   4,230,702   2,195,315
                                            ----------- ----------- -----------
                                              5,103,744   6,502,974   6,830,517
  Less accumulated depreciation............   2,169,125   2,639,165   2,764,505
                                            ----------- ----------- -----------
      Net property, plant and equipment....   2,934,619   3,863,809   4,066,012
  Goodwill, other intangibles and other as-
   sets, net...............................   1,102,314     959,352     940,800
                                            ----------- ----------- -----------
                                            $19,828,202 $32,462,220 $33,812,464
                                            =========== =========== ===========
   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Intercompany payable to parent........... $   135,588 $    93,140 $   141,566
  Current installments of long-term debt...     839,508     308,107         --
  Accounts payable.........................   3,680,020   5,759,722   5,447,882
  Accrued expenses.........................   1,444,937   1,655,883   1,330,141
  Income taxes payable.....................   1,066,532      79,754     909,256
                                            ----------- ----------- -----------
      Total current liabilities............   7,166,585   7,896,606   7,828,845
                                            ----------- ----------- -----------
Deferred income taxes......................     386,472     386,472     386,472
Long-term debt, excluding current install-
 ments.....................................   7,219,930     150,195         --
Stockholders' equity:
  Preferred stock, par value $0.01 per
   share; authorized 1,000,000 shares......         --          --          --
  Common stock, par value $0.01 per share;
   authorized 10,000,000 shares; issued and
   outstanding--6,599,993 shares in 1995,
   8,569,785 shares in 1996 and 1997.......      66,000      85,698      85,698
  Additional paid-in capital...............   4,989,215  18,906,556  18,906,556
  Retained earnings........................         --    5,036,693   6,604,893
                                            ----------- ----------- -----------
      Total stockholders' equity...........   5,055,215  24,028,947  25,597,147
                                            ----------- ----------- -----------
Commitments and contingencies..............         --          --          --
                                            ----------- ----------- -----------
                                            $19,828,202 $32,462,220 $33,812,464
                                            =========== =========== ===========

          See accompanying notes to consolidated financial statements.

                   BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                   THREE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,                 MARCH 31,
                          -------------------------------------  ------------------------
                             1994         1995         1996         1996         1997
                          -----------  -----------  -----------  -----------  -----------
                                                                       (UNAUDITED)
Net sales...............  $28,758,446  $38,441,396  $51,753,864  $11,362,637  $14,724,814
Cost of sales...........   20,127,039   27,450,688   36,396,527    8,174,415   10,368,767
                          -----------  -----------  -----------  -----------  -----------
                            8,631,407   10,990,708   15,357,337    3,188,222    4,356,047
Selling expenses........    2,298,961    2,401,337    2,711,744      652,936      563,544
General and
 administrative
 expenses...............    1,902,137    2,979,738    4,035,709      845,744    1,302,224
Management fee charged
 by affiliate...........      241,188      300,000      300,000       75,000       75,000
                          -----------  -----------  -----------  -----------  -----------
  Income from
   operations...........    4,189,121    5,309,633    8,309,884    1,614,542    2,415,279
Net interest income
 (expense)..............     (108,977)    (277,323)    (363,508)    (186,105)      53,180
Interest expense charged
 by affiliate...........     (129,690)         --           --           --           --
                          -----------  -----------  -----------  -----------  -----------
  Income before income
   taxes................    3,950,454    5,032,310    7,946,376    1,428,437    2,468,459
Income taxes............    1,595,614    1,991,985    2,909,683      566,263      900,259
                          -----------  -----------  -----------  -----------  -----------
  Net income............  $ 2,354,840  $ 3,040,325  $ 5,036,693  $   862,174  $ 1,568,200
                          ===========  ===========  ===========  ===========  ===========
Net income per share....  $      0.30  $      0.42  $      0.62  $      0.13  $      0.17
                          ===========  ===========  ===========  ===========  ===========


          See accompanying notes to consolidated financial statements.

                   BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
               AND THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)

                                           ADDITIONAL
                         PREFERRED COMMON    PAID-IN    RETAINED
                           STOCK    STOCK    CAPITAL    EARNINGS      TOTAL
                         --------- ------- ----------- ----------  -----------
Balance at December 31,
 1993...................     --    $60,000 $ 3,602,714 $3,997,336  $ 7,660,050
Net income..............     --        --          --   2,354,840    2,354,840
                           -----   ------- ----------- ----------  -----------
Balance at December 31,
 1994...................     --     60,000   3,602,714  6,352,176   10,014,890
Cash dividend paid......     --        --          --  (8,000,000)  (8,000,000)
Net income..............     --        --          --   3,040,325    3,040,325
Issuance of 10% stock
 distribution declared
 January 23, 1996, pay-
 able March 8, 1996.....     --      6,000   1,386,501 (1,392,501)         --
                           -----   ------- ----------- ----------  -----------
Balance at December 31,
 1995...................     --     66,000   4,989,215        --     5,055,215
Issuance of 1,897,500
 shares of common stock
 August 1, 1996, net of
 offering expenses......     --     18,975  13,631,812        --    13,650,787
Issuance of 57,750
 shares of common stock
 upon exercise of stock
 options................     --        578     226,922        --       227,500
Issuance of 14,543
 shares of Common Stock
 under the Employees
 Stock Purchase Plan....     --        145      58,607        --        58,752
Net income..............     --        --          --   5,036,693    5,036,693
                           -----   ------- ----------- ----------  -----------
Balance at December 31,
 1996 ..................     --     85,698  18,906,556  5,036,693   24,028,947
Net Income..............     --        --          --   1,568,200    1,568,200
                           -----   ------- ----------- ----------  -----------
Balance at March 31,
 1997...................     --    $85,698 $18,906,556 $6,604,893  $25,597,147
                           =====   ======= =========== ==========  ===========



          See accompanying notes to consolidated financial statements.

                   BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              THREE MONTHS ENDED
                             YEAR ENDED DECEMBER 31,               MARCH 31,
                         ----------------------------------  ----------------------
                            1994        1995        1996        1996        1997
                         ----------  ----------  ----------  ----------  ----------
                                                                  (UNAUDITED)
Cash flows from
 operating activities:
  Net income............ $2,354,840  $3,040,325  $5,036,693  $  862,174  $1,568,200
  Adjustments to
   reconcile net income
   to net cash provided
   by operating
   activities:
    Depreciation of
     plant and
     equipment..........    344,434     371,818     470,040     110,875     150,997
    Other amortization..    186,909     139,919     137,080      33,926      37,175
    Deferred income
     taxes..............    (86,821)   (172,189)     14,901         --          --
  Changes in assets and
   liabilities of net
   assets acquired:
    Trade receivables...    276,012  (1,720,755) (3,377,475) (1,578,462)    747,493
    Inventories.........   (175,335) (1,443,621) (2,594,966) (1,325,736) (1,769,463)
    Other current
     assets.............      9,502       2,499     (51,829)     16,786      71,492
    Accounts payable....     21,135   1,210,988   2,083,256   1,632,728    (311,840)
    Accrued expenses....    492,813     118,227     207,392    (325,086)   (325,742)
    Income taxes
     payable............     10,076     882,015    (986,778)   (345,295)    829,502
    Other assets........    (15,918)     (7,039)      5,882     (18,468)    (18,623)
                         ----------  ----------  ----------  ----------  ----------
    Net cash provided by
     (used in) operating
     activities.........  3,417,647   2,422,187     944,196    (936,558)    979,191
                         ----------  ----------  ----------  ----------  ----------
Cash flows from
 investing activities:
  Purchase of net
   assets...............   (100,000)        --          --          --          --
  Capital expenditures..   (246,784)   (244,108) (1,016,930)    (34,596)   (353,200)
                         ----------  ----------  ----------  ----------  ----------
    Net cash used in
     investing
     activities.........   (346,784)   (244,108) (1,016,930)    (34,596)   (353,200)
                         ----------  ----------  ----------  ----------  ----------
Cash flows from
 financing activities:
  Repayments of long-
   term debt and
   revolving credit
   facility............. (1,282,960) (1,676,635) (7,983,436)  1,118,587    (458,302)
  Cash dividend paid....        --   (8,000,000)        --          --          --
  Proceeds from
   revolving credit
   facility.............        --    8,000,000         --          --          --
  Net proceeds from
   equity offering......        --          --   13,650,787         --          --
  Proceeds from employee
   stock purchase.......        --          --       58,752         --          --
  Proceeds from exercise
   of options...........        --          --      227,500         --          --
  Change in intercompany
   payable to parent.... (1,555,048)   (557,278)    (42,448)    (11,532)     48,426
                         ----------  ----------  ----------  ----------  ----------
    Net cash used in
     financing
     activities......... (2,838,008) (2,233,913)  5,911,155   1,107,055    (409,876)
Net increase (decrease)
 in cash................    232,855     (55,834)  5,838,421     135,901     216,115
Cash at beginning of
 period.................     27,151     260,006     204,172     204,172   6,042,593
                         ----------  ----------  ----------  ----------  ----------
Cash at end of period... $  260,006  $  204,172  $6,042,593  $  340,073  $6,258,708
                         ==========  ==========  ==========  ==========  ==========



          See accompanying notes to consolidated financial statements.

                  BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
  (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS ENDED MARCH 31,
                          1996 AND 1997 IS UNAUDITED)

1. THE COMPANY

  Ballantyne of Omaha, Inc., a Delaware corporation ("Ballantyne" or the "Company"), and its wholly-owned subsidiaries Strong International Inc., Ballantyne Fabricators, Inc., Xenotech Rental Corp. and Flavor Crisp of America Inc., develop, manufacture and distribute commercial motion picture equipment, follow spotlights and restaurant equipment. The Company's products are distributed worldwide through a domestic and international dealer network and are sold to major movie exhibition companies, sports arenas, auditoriums, amusement parks, special venues, restaurants, supermarkets and convenience food stores. A majority (50.4%) of the Company's common stock is owned by Canrad of Delaware Inc. ("Canrad"), which is an indirect wholly owned subsidiary of ARC International Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The principal accounting policies upon which the accompanying consolidated financial statements are based are summarized as follows:

 a. Basis of Presentation

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  The unaudited information as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 have been prepared in conformity with generally accepted accounting principles and include all adjustments which are, in the opinion of management, necessary to a fair presentation of the results for the interim periods presented. All such adjustments are, in the opinion of management, of a normal, recurring nature.

 b. Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market and include appropriate elements of material, labor and manufacturing overhead.

 c. Goodwill and Other Intangibles

  The excess of cost over the fair value of assets of business acquired is stated at cost less accumulated amortization and is being amortized on a straight-line basis over the expected periods to be benefited, 5 to 25 years. Accumulated amortization as of December 31, 1995 and 1996 amounted to $584,875 and $632,983, respectively, and $645,010 as of March 31, 1997. The Company assesses and would recognize any deficiency of the recoverability of this intangible asset by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations.

  Other intangibles, including a noncompete agreement, are stated at cost less accumulated amortization and are amortized on a straight-line basis over the estimated useful lives or stated contract terms which include periods ranging from 4 to 17 years. Accumulated amortization as of December 31, 1995 and 1996 amounted to $324,705 and $419,559, respectively, and $444,707 as of March 31, 1997.

 d. Depreciation

  Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets using the straight-line method. Charges are made to operations in amounts sufficient to write off the cost of such assets over their estimated useful lives.

 e. Income Taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying

                  BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 f. Revenue Recognition

  The Company recognizes revenue from product sales upon shipment to the customer.

 g. Research and Development

  Research and development costs are charged to operations in the period incurred. Such costs charged to operations amounted to $326,338, $362,690 and $484,527 for the years ended December 31, 1994, 1995 and 1996, respectively, and $103,925 and $143,651 for the three months ended March 31, 1996 and 1997, respectively.

 h. Fair Value of Financial Instruments

  Statement of Financial Accounting Standards SFAS No. 107 "Disclosure about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instruments could be exchanged into a current transaction between willing parties. Cash, trade receivables, intercompany payable to parent, debt and accounts payable reported in the consolidated balance sheet equal or approximate fair values.

 i. Use of Estimates

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

3. COMMON STOCK

 a. Equity Offering

  On August 1, 1996, the Company completed an offering of its shares of capital stock pursuant to a Registration Statement on Form S-1 ("the Offering"). Pursuant to the Offering, the Company sold 1,100,000 shares of Common Stock to the public at the price of $12.125 per share. In addition, the Company granted the Underwriters an option, exercisable until August 31, 1996 to purchase an aggregate of up to 165,000 additional shares of Common Stock at $12.125 price per share less underwriting discounts and commissions, to cover over-allotments, if any. The underwriters purchased all 165,000 shares on August 16, 1996. The net proceeds to the Company from the Offering were $13,650,787.

 b. Initial Public Offering

  On September 6, 1995, the Company completed the initial public offering of its shares of capital stock pursuant to its Registration Statement on Form S-1 (the "IPO"). Pursuant to the IPO, Canrad, the holder of record of all of the outstanding shares of capital stock of Ballantyne, sold 1,200,000 shares of Ballantyne common stock to the public at an IPO price of $6.50. In connection with the IPO, on June 30, 1995, the Company effected a 400,000-to-1 stock exchange which has been given retroactive effect in the accompanying consolidated statements of stockholders' equity. The authorized common stock of Ballantyne was increased from 100,000 shares to 10,000,000 shares and the 10 issued shares increased to 4,000,000 shares. As a result, $40,000 was transferred from additional paid-in capital to common stock. In addition, the Company is authorized to issue up to 1,000,000 shares of preferred stock, $0.01 par value.

                  BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES

  On October 2, 1995, an additional 180,000 shares of Ballantyne were sold by Canrad at the IPO price of $6.50.

  Share information and per share prices have not been adjusted for the stock distribution or stock split for the above offerings.

4. INVENTORIES

  Inventories consist of the following:

                                                  DECEMBER 31,
                                             ----------------------  MARCH 31,
                                                1995       1996        1997
                                             ---------- ----------- -----------
                                                                    (UNAUDITED)
      Raw materials and supplies............ $6,708,016 $ 8,888,123 $10,220,419
      Work in process.......................  1,167,433   2,184,945   1,981,160
      Finished goods........................  1,430,708     828,055   1,469,007
                                             ---------- ----------- -----------
                                             $9,306,157 $11,901,123 $13,670,586
                                             ========== =========== ===========

5. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                   DECEMBER 31,
                                                -------------------  MARCH 31,
                                                   1995      1996      1997
                                                ---------- -------- -----------
                                                                    (UNAUDITED)
Industrial Development Revenue Bonds, bearing
 interest at 7.9%, due in monthly installments
 of $19,336 including principal and interest,
 maturing October 1998. The bonds are secured
 by the Company's facility and letters of
 credit paid in full at March 31, 1997......... $  556,194 $361,193      --
$10,000,000 revolving credit facility with
 Norwest Bank Nebraska, N.A., bearing interest
 at prime (8.25% at December 31, 1996) due
 September 30, 2000. The credit facility is
 secured by all of the Company's assets. Paid
 in full.......................................  7,090,000       --      --
Capital lease obligations bearing interest
 rates ranging from 8.125% to 8.9%. Paid in
 full..........................................    225,229       --      --
Note payable to Optical Radiation Corporation,
 with imputed interest of 10%, payable in
 annual installments of $100,000 including
 principal and interest, matured March 1997....    188,015   97,109      --
                                                ---------- --------    ----
    Total long-term debt.......................  8,059,438  458,302      --
Less current installments of long-term debt....    839,508  308,107      --
                                                ---------- --------    ----
Long-term debt, excluding current
 installments.................................. $7,219,930 $150,195      --
                                                ========== ========    ====

  The Norwest Bank Nebraska, N.A. revolving credit facility (the "Norwest Facility") initially provides for a borrowing commitment of up to $10,000,000. The commitment will reduce by $500,000 on the first and second anniversary dates of such facility and $1,000,000 on the third and fourth anniversary dates thereof. The entire amount outstanding under the Norwest Facility will mature on August 30, 2000. At December 31, 1996 and March 31, 1997, $9,500,000
was available for borrowing under the Norwest Facility. Amounts repaid under the Norwest Facility are available for reborrowing. The Company initially borrowed $8,000,000 under the Norwest Facility for a dividend payment to Canrad. The Norwest Facility contains certain restrictive covenants which include, among other matters, a prohibition on the payment of dividends and requirements relating to working capital, current ratios, debt service ratios, total debt to tangible net worth ratios and tangible net worth. At December 31, 1996, the Company was in compliance with the covenants.

                  BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES

  The Industrial Development Revenue Bonds agreement and the letter of credit securing the agreement contain certain restrictive covenants which include, among other matters, requirements relating to working capital, net worth, maintenance of debt-to-equity, interest coverage and current ratios and a restriction on the payment of cash dividends. The Company was in compliance with such covenants. The letter of credit is for $603,324 at December 31, 1996. Such amount reduces as monthly payments are made. The annual commission with respect to the letter of credit is 1.375% of the average outstanding balance.

  Annual maturities of long-term debt at December 31, 1996 are as follows:
1997--$308,107 and 1998--$150,195.

6. INCOME TAXES

  The provision for income taxes consists of:

                                                              THREE MONTHS
                             YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                         ---------------------------------- -----------------
                            1994        1995        1996      1996     1997
                         ----------  ----------  ---------- -------- --------
                                                               (UNAUDITED)
Current:
  Federal............... $1,350,460  $1,846,255  $2,623,375 $496,557 $834,996
  State.................    331,975     292,639     267,400   66,850   74,054
  Foreign...............        --       25,280       4,007    2,856   (8,791)
  Deferred--Federal.....    (86,821)   (172,189)     14,901      --       --
                         ----------  ----------  ---------- -------- --------
                         $1,595,614  $1,991,985  $2,909,683 $566,263 $900,259
                         ==========  ==========  ========== ======== ========

  Actual tax expense differs from the "expected" tax expense (computed by applying the U.S. Federal corporate tax rate of 34% to income before income taxes) as follows:

                                                              THREE MONTHS
                             YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                         ---------------------------------- -----------------
                            1994        1995        1996      1996     1997
                         ----------  ----------  ---------- -------- --------
                                                               (UNAUDITED)
Computed "expected" tax
 expense................ $1,343,154  $1,710,985  $2,701,768 $485,669 $839,276
State income taxes, net
 of Federal benefit.....    219,105     193,142     176,484   44,121   48,876
Goodwill and other non-
 deductible
 amortization...........     33,355      16,356      16,356    4,089    4,089
Other...................        --       71,502      15,075   32,384    8,018
                         ----------  ----------  ---------- -------- --------
                         $1,595,614  $1,991,985  $2,909,683 $566,263 $900,259
                         ==========  ==========  ========== ======== ========

  The deferred tax liability and deferred tax assets were comprised of the following:

                                                     DECEMBER 31,     MARCH 31,
                                                   ----------------- -----------
                                                     1995     1996      1997
                                                   -------- -------- -----------
                                                                     (UNAUDITED)
Deferred tax liability--Depreciation.............. $386,472 $386,472  $386,472
Deferred tax assets:
  Inventory reserves..............................  326,641  299,025   299,025
  Accounts receivable reserve.....................   40,131   48,620    48,620
  Other...........................................  149,154  153,380   153,380
                                                   -------- --------  --------
                                                    515,926  501,025   501,025
                                                   -------- --------  --------
Net deferred tax asset............................ $129,454 $114,553  $114,553
                                                   ======== ========  ========

                  BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES

  There was no valuation allowance for deferred tax assets of December 31, 1995, 1996 or March 31, 1997. Based upon the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies, management believes it is more likely than not the Company will realize the benefits of deferred tax assets as of December 31, 1996.

7. SUPPLEMENTAL CASH FLOW INFORMATION

  Supplemental disclosures to the consolidated statements of cash flows are as follows:

                                                             THREE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,          MARCH 31,
                            -------------------------------- -------------------
                               1994       1995       1996      1996      1997
                            ---------- ---------- ---------- --------- ---------
                                                                (UNAUDITED)
   Interest paid........... $  238,667 $  225,773 $  353,039 $ 186,105 $ 11,182
                            ========== ========== ========== ========= ========
   Income taxes paid....... $1,578,104 $1,282,159 $3,878,500 $ 908,500 $ 70,757
                            ========== ========== ========== ========= ========

  Other noncash activities in 1994 included the incurrence of approximately
$476,200 of long-term debt for the purchase of Westrex Company, Asia
("Westrex"). In addition, the Company incurred approximately $96,000 of additional capital lease obligations in exchange for equipment. Other noncash activities in 1995 included approximately $129,400 of additional capital lease obligations in exchange for equipment. Other noncash activities in 1996 included approximately $382,300 of additional capital lease obligations in exchange for equipment.

8. RETIREMENT PLANS

  The Company sponsors a defined contribution plan (the "Plan") for all employees. Pursuant to the provisions of the Plan, employees may defer up to 6% of their compensation. The Company will match 50% of the amount deferred.
An additional amount of up to 9% of the employee's compensation for the year may also be deferred with no matching contribution by the Company. The contributions made to the Plan by the Company for the years ended December 31, 1994, 1995 and 1996 amounted to $83,625, $91,984 and $99,826, respectively, and $22,493 and $27,355 for the three months ended March 31, 1996 and 1997, respectively.

9. RELATED PARTY TRANSACTIONS

  The following amounts were charged to operations of Ballantyne by Canrad:

                                                             THREE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,          MARCH 31,
                            -------------------------------- -------------------
                               1994       1995       1996      1996      1997
                            ---------- ---------- ---------- --------- ---------
                                                                (UNAUDITED)
   Management fees......... $  241,188 $  300,000 $  300,000    75,000   75,000
   Interest expense........    129,690        --         --        --       --
   Federal and Nebraska
    state income taxes.....  1,553,639  1,225,211        --        --       --

  One of the Board of Directors, who was appointed during 1995, serves as General Counsel for the Company. Fees paid to the Board member's firm in 1995 and 1996 were not significant.

10. ACQUISITIONS

 a. Purchase of Westrex Company, Asia

  On December 2, 1994, the Company acquired certain assets, primarily accounts receivable and inventories, of Westrex, a wholly owned subsidiary of Litton Systems Inc. ("Litton"), for a purchase price of approximately $576,200. The purchase was made for $100,000 in cash and a note in the amount of approximately $476,200 to Litton. From its Hong Kong location, Westrex sells and services theater equipment in Hong Kong and other

                  BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES countries of the Pacific Rim. Annual revenues of Westrex are approximately $2,800,000. No goodwill was recorded in connection with the acquisition. This acquisition has been treated as a purchase and, accordingly, the Company's consolidated financial statements reflect the operations of Westrex beginning December 1, 1994.

 b. Purchase of Xenotech, Inc. (Unaudited)

  On April 30, 1997, the Company purchased certain net assets, primarily accounts receivable, inventories and fixed assets of Xenotech, Inc. ("Xenotech") for a purchase price of approximately $1,000,000. The purchase, which was effective as of April 1, 1997, was paid for through cash flow from operations. The purchase price has been assigned to the assets acquired based upon the fair market value of such assets. No goodwill was recorded in connection with the acquisition. Xenotech produces, sells and rents a complete line of stationary searchlights and computer operated lighting systems for the motion picture production, television, live entertainment, theme parks and architectural industries.

  In addition, the Company entered into a five-year non-compete agreement with Richard Hart, Xenotech's founder and sole proprietor. The agreement is for a total of $250,000 payable by the Company in equal installments of $50,000. The present value of the noncompete payments has been included as part of the total purchase price.

11. INDUSTRY SEGMENT INFORMATION

  The Company's operations are conducted principally through two segments:
Theatre and Restaurant. Theatre operations include the design, manufacture, assembly and sale of motion picture projectors, xenon lamphouses and power supplies, sound systems, follow spotlights and the sale of film handling equipment and lenses. Restaurant includes the design, manufacture, assembly and sale of pressure fryers, smoke ovens and rotisseries and sale of seasonings, marinades and barbeques sauces, mesquite and hickory woods and point of purchase displays.

  Export sales principally to customers in Mexico, Canada, Europe and Asia were $6,150,800, $8,390,200 and $11,304,800 for 1994, 1995 and 1996,
respectively, and $1,851,800 and $3,309,000 for the three months ended March 31, 1996 and 1997, respectively. No one customer represented more than 10% of consolidated net sales for the year ended December 31, 1994. For the year ended December 31, 1995, sales to one customer represented approximately ten percent (10%) of consolidated net sales. The balance in trade accounts receivables owed by this customer was $957,000 at December 31, 1995. Sales to one customer represented approximately sixteen percent (16%) of consolidated net sales in the year ended December 31, 1996. The balance in trade accounts receivable owed by this customer was $1,062,100 at December 31, 1996. Financial instruments which potentially expose the Company to a concentration of credit risk principally consist of accounts receivable. The Company sells products to a large number of customers in many different geographic regions. To minimize credit concentration risk, the Company performs ongoing credit evaluations of its customers' financial condition.

  It should be noted that industry segment information may be of limited usefulness in comparing an industry segment of the Company with a similar industry segment of another enterprise.

                  BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES

  Selected information by major industry segment is summarized below for 1994. The restaurant segment does not represent ten percent (10%) of combined revenue, operating profit or identifiable assets in 1995, or 1996 or in the three months ended March 31, 1996 and 1997.

             DECEMBER 31, 1994                 THEATRE   RESTAURANT    TOTAL
             -----------------               ----------- ---------- -----------
Net sales................................... $25,731,253 $3,027,193 $28,758,446
                                             =========== ========== ===========
Operating income............................ $ 4,123,846 $   65,275 $ 4,189,121
                                             =========== ========== ===========
Interest expense............................                        $   238,667
                                                                    ===========
Income before income taxes..................                        $ 3,950,454
                                                                    ===========
Depreciation and amortization:
  Plant and equipment....................... $   309,991 $   34,443 $   344,434
                                             =========== ========== ===========
  Other..................................... $   181,677 $    5,232 $   186,909
                                             =========== ========== ===========
Identifiable assets......................... $14,915,128 $1,759,273 $16,674,401
                                             =========== ========== ===========
Capital expenditures........................ $   212,502 $   34,282 $   246,784
                                             =========== ========== ===========

12. CAPITAL STOCK

a. Option Plans

  The Company has adopted a 1995 Incentive and Non-Incentive Stock Option Plan and a 1995 Non-Employee Directors Non-Incentive Stock Option Plan (collectively, the "Plans"). A total of 825,000 shares of Ballantyne common stock have been reserved for issuance pursuant to these Plans. The 1995 Stock Option Plan provides for the granting of incentive and non-incentive stock options. The 1995 Outside Directors Stock Option Plan provides for the granting of non-incentive stock options only. The per share exercise price of incentive stock options may not be less than 100% of the fair market value of a share of Ballantyne common stock on the date of grant (110% of fair market value in the case of an incentive stock option granted to any person who, at the time the incentive stock option is granted, owns (or is considered as owning within the meaning of Section 424 (d) of the Internal Revenue Code of 1986, as amended) stock possessing more than 10% of the total combined voting powers of all classes of stock of the Company or any parent or subsidiary). With respect to non-incentive stock options, the per share exercise price may not be less than 85% of the fair market value of a share of Ballantyne common stock on the date of grant.

  Information as to shares subject to the Plans is as follows:

                                                                       WEIGHTED
                                                                       AVERAGE
                                              NUMBER OF EXERCISE PRICE EXERCISE
                                               OPTIONS    PER OPTION    PRICE
                                              --------- -------------- --------
Options outstanding at December 31, 1994.....      --            --       --
Granted......................................  750,750   $3.94-$4.39    $4.01
                                               -------   -----------    -----
Options outstanding at December 31, 1995.....  750,750     3.94-4.39     4.01
Granted......................................   24,750          4.85     4.85
Exercised....................................  (57,750)         3.94     3.94
                                               -------   -----------    -----
Options outstanding at December 31, 1996.....  717,750   $3.94-$4.85    $4.04
                                               =======   ===========    =====
Exercisable options at December 31, 1996.....  717,750   $3.94-$4.85    $4.04
                                               =======   ===========    =====

                  BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES

  The Company has also adopted the 1995 Employee Stock Purchase Plan. The 1995 Employee Stock Purchase Plan provides for the purchase of shares of Ballantyne common stock by eligible employees at a per share purchase price equal to 85% of the fair market value of a share of Ballantyne common stock at either the beginning or end of the offering period, as defined, whichever is lower. Purchases are made through payroll deductions of up to 10% of each participating employee's salary and participants are limited to purchasing 1,000 shares of Ballantyne common stock in any offering period. 150,000 shares of Ballantyne common stock have been reserved pursuant to the 1995 Employee Stock Purchase Plan.

  The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plan and the exercise price of all options issued have equaled the market value of the stock on the date of grant. Accordingly, no compensation cost has been recognized for any of the aforementioned stock compensation plans. Had compensation cost for the Company's stock compensation plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                          ---------------------
                                                             1995       1996
                                                          ---------- ----------
Net income:
  As reported............................................ $3,040,325 $5,036,693
  Pro forma.............................................. $2,062,200 $3,059,454
Primary earnings per share:
  As reported............................................ $     0.42 $     0.62
  Pro forma.............................................. $     0.19 $     0.29

  The fair value of each option grant is estimated on the date of grant using Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995 and 1996: dividend yield of 0.0 percent; expected volatility of 75 percent; risk-free interest rate of 6.15 percent; and expected lives of ten years for the 1995 Incentive and Non-Incentive Stock Option Plan options and three to five years for the other stock compensation plans.

  All per share and number of share information has been adjusted for the 10% stock distribution issued on March 8, 1996 as well as the 3-for-2 stock split issued on March 5, 1997.

b. Warrants

  The Company has granted Merita Bank Ltd, the primary lending bank of Canrad, a warrant to purchase 323,400 shares of Ballantyne common stock. The warrant is exercisable at a per share price of $3.94. All shares subject to the warrant are exercisable at March 31, 1997. The number of shares under warrant and the per share price have been adjusted for the effect of the 10% stock distribution issued on March 8, 1996 and the 3-for-2 stock split issued on March 5, 1997.

c. Change of Control

  A substantial portion of the shares of Ballantyne common stock owned by Canrad are pledged to secure Canrad's obligation under a credit facility provided by Merita Bank Ltd. During the period, if any, that one or more events of default shall have occurred and are continuing under such credit facility, Merita Bank Ltd. shall have the right to sell all or any portion of such pledged shares at one or more public or private sales called and conducted in any manner permitted by the New York Uniform Commercial Code. The sale of all or a substantial portion of such pledged shares could result in a change of control of Ballantyne.

                  BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES

13. NET INCOME PER SHARE

  Net income per share is based on the weighted average number of common shares outstanding. The effects of the assumed exercise of outstanding stock options and warrants have been included in the income per share calculation for the period that the shares were assumed issued using the treasury stock method. Net income per share also reflects the effect of the assumed interest expense less related tax effects of the $8,000,000 borrowing pursuant to the Norwest Bank revolving credit facility which is assumed to be outstanding as of the beginning of the earliest period presented, with no repayment being made during 1994 and 1995.

  Weighted average shares outstanding amounted to 6,600,000 for the year ended December 31, 1994, 6,654,344 for the year ended December 31, 1995 and 8,094,417 for the year ended December 31, 1996 and 6,880,731 and 9,340,702 for the three months ended March 31, 1996 and 1997, respectively.

  The Company's Board of Directors declared a 3-for-2 stock split of the Company's common stock on January 29, 1997. The stock split was in the form of a 50% common stock dividend payable March 5, 1997 to shareholders of record on February 10, 1997. As a result of the stock split, Ballantyne's outstanding shares of common stock increased to approximately 8,569,785 at December 31, 1996. Per share data have been restated to reflect this stock split as of the earliest period presented. The Company's Board of Directors declared a 10% stock distribution on January 23, 1996, which was issued on March 8, 1996, to shareholders of record on February 9, 1996. This stock distribution resulted in the issuance of 600,000 shares of common stock. Per share data have been restated to reflect these stock distributions as of the earliest period presented. The stock distribution is not considered a distribution of earnings except to the extent that the Company has retained earnings, but rather had the effect of increasing the number of outstanding shares.

14. COMMITMENTS AND CONTINGENCIES

  The Company has in place a profit sharing plan for key management employees. Amounts due pursuant to the plan are based upon the attainment of specific operating levels that are established by the Board of Directors. Amounts charged to operations pursuant to the profit sharing plan amounted to $425,052, $538,247 and $913,676 for 1994, 1995 and 1996, respectively and
$142,501 and $232,400 for the three months ended March 31, 1996 and 1997, respectively. The amounts payable of $538,247 and $913,676 at December 31, 1995 and 1996, respectively, and $232,400 at March 31, 1997 are included in accrued expenses in the accompanying consolidated balance sheets.

  During 1994, the Company entered into a deferred compensation agreement with its President and Chief Executive Officer providing for monthly payments of $5,000 commencing with his date of retirement or death and continuing for twenty-four months thereafter. Deferred compensation expense was approximately $48,000 for the years ended December 31, 1994 and 1995 and $24,000 for the year ended December 31, 1996 and $12,000 and $0 for the three months ended March 31, 1996 and 1997, respectively. No amounts payable under the agreement are vested.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No dealer, salesperson or other person has been authorized to give any information or to make any representations in connection with the Offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any of the Selling Stockholders or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby, to any person in any jurisdiction in which such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any date subsequent to the date hereof.

                                --------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary ........................................................   3
Risk Factors...............................................................   6
Use of Proceeds............................................................  10
Price Range of Common Stock................................................  10
Dividend Policy............................................................  10
Capitalization.............................................................  11
Selected Consolidated Financial Data ......................................  12
Management's Discussion and Analysis
 of Financial Condition and Results of
 Operations................................................................  13
Business...................................................................  17
Management.................................................................  26
Principal and Selling Stockholders.........................................  34
Certain Transactions.......................................................  36
Description of Capital Stock...............................................  37
Shares Eligible for Future Sale............................................  40
Underwriting...............................................................  41
Legal Matters..............................................................  42
Experts....................................................................  42
Incorporation of Certain Documents by
 Reference.................................................................  43
Additional Information.....................................................  43
Index to Consolidated Financial Statements................................. F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,964,000 Shares

                                  BALLANTYNE
                                      OF OMAHA, INC.

                                  Common Stock



                                --------------

                                   PROSPECTUS

                                --------------



                                COWEN & COMPANY

                       PRUDENTIAL SECURITIES INCORPORATED

                                        , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Estimated expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the sale of the Common Stock described in this Registration Statement are as follows:

       SEC Registration Fee........................................... $ 10,609
       NASD Filing Fee................................................    4,001
       Printing and Engraving Expenses................................  125,000
       Blue Sky Fees and Expenses.....................................    5,000
       Legal Fees and Expenses........................................  200,000
       Accounting Fees and Expenses...................................   50,000
       Miscellaneous Expenses.........................................    5,390
                                                                       --------
         Total........................................................ $400,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company is incorporated under the laws of the State of Delaware. Each of
Section 145 of the Delaware General Corporation Law, as amended (the "DGCL"), Article EIGHTH of the Company's Certificate of Incorporation and Article VIII of the Company's By-Laws contains indemnification provisions. Set forth below is the text of Article EIGHTH of the Company's Certificate of Incorporation and Article VIII of the Company's By-Laws (which contains the mandatory indemnification provisions of Section 145 of the DGCL).

  Article EIGHTH of the Company's Certificate of Incorporation, as amended, provides as follows:

  EIGHTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

  Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

  Article VIII of the Company's By-Laws provides as follows:

 Section 1. Right to Indemnification.

  Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 3 of this
ARTICLE VIII with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

 Section 2. Right to Advancement of Expenses.

  The right to indemnification conferred in Section 1 of this ARTICLE VIII shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 2 or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections 1 and 2 of this ARTICLE VIII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

 Section 3. Right of Indemnitee to Bring Suit.

  If a claim under Section 1 or 2 of this ARTICLE VIII is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this ARTICLE VIII or otherwise shall be on the Corporation.

 Section 4. Non-Exclusivity of Rights.

  The rights to indemnification and to the advancement of expenses conferred in this ARTICLE VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation or By-Laws, agreement, vote of stockholders or disinterested directors or otherwise.

 Section 5. Insurance.

  The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

 Section 6. Indemnification of Employees and Agents of the Corporation.

  The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

  The Company is included under a directors and officers liability insurance policy (the "Policy") issued to ARC International Corporation by CIGNA Insurance Company of Canada which insures against losses suffered by directors and officers of the Company and its subsidiaries (i.e., an entity in which the Company owns at least fifty percent (50%) of the voting shares) in respect of claims made against the directors and officers for acts committed while acting on behalf of the Company. The Policy also provides an indemnity for the Company against losses suffered by it as a result of the Company having indemnified, pursuant to applicable corporate indemnity statutes, persons insured under the Policy.

  Coverage under the Policy is limited to $3,000,000 (Canadian) in respect of each loss (including defense costs) and $3,000,000 (Canadian) in respect of each Policy year. The Policy is subject to a deductible for each loss ranging from $0 to $500,000 (Canadian) depending upon the type of loss; all claims resulting from a single act are considered to be one loss. Losses resulting from claims made in connection with a public offering of securities by the Company are subject to a deductible of $500,000 (Canadian).

  Exclusions from coverage include, among other things, profits made from the purchase or sale of securities of the Company prohibited by Section 16(b) of the Securities Exchange Act of 1934, as amended.

  The Underwriters will undertake to indemnify and hold harmless the Company, its directors, each of its officers who signed this Registration Statement, and each person, if any, who controls the Company within the meaning of
Section 15 of the Securities Act of 1933, as amended, against any and all loss, liability, claim, damage and expense described in the Underwriting Agreement (to be filed as Exhibit 1 to this Registration Statement), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in this Registration Statement in reliance upon and in conformity with written information furnished to the Company by the Underwriters expressly for use in this Registration Statement.

ITEM 16. EXHIBITS.

 EXHIBIT NO.                            DESCRIPTION
 -----------                            -----------
     1.1     Form of Underwriting Agreement.
     5.1     Opinion of Gordon Altman Butowsky Weitzen Shalov & Wein.*
    23.1     Consent of Gordon Altman Butowsky Weitzen Shalov & Wein (included in Opinion filed as Exhibit 5.1).*
    23.2     Consent of KPMG Peat Marwick LLP.
    24.1     Power of Attorney (included on the signature page).
    27       Financial Data Schedule.

--------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned registrant hereby further undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF OMAHA, STATE OF NEBRASKA, ON MAY 23, 1997.

                                         Ballantyne of Omaha, Inc.

                                                   /s/ John P. Wilmers
                                         By: __________________________________
                                                    JOHN P. WILMERS
                                                       PRESIDENT

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arnold S. Tenney, John P. Wilmers, Brad J. French and Daniel A. Etna, and each and any of them his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective documents in connection therewith) with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                       TITLE                 DATE

     /s/ Arnold S. Tenney             Chairman of the          May 23, 1997
------------------------------------   Board and Director
           ARNOLD S. TENNEY

     /s/ Ronald H. Echtenkamp         Vice Chairman of         May 23, 1997
------------------------------------   the Board and
           RONALD H. ECHTENKAMP        Director

     /s/ John P. Wilmers              President, Chief         May 23, 1997
------------------------------------   Executive Officer
           JOHN P. WILMERS             and Director
                                       (Principal
                                       Executive Officer)

     /s/ Ray F. Boegner               Senior Vice              May 23, 1997
------------------------------------   President
           RAY F. BOEGNER

     /s/ Brad J. French               Secretary,               May 23, 1997
------------------------------------   Treasurer and
           BRAD J. FRENCH              Chief Financial
                                       Officer (Principal
                                       Financial and
                                       Accounting
                                       Officer)

     /s/ Colin G. Campbell            Director                 May 23, 1997
------------------------------------
           COLIN G. CAMPBELL

     /s/ Jeffrey D. Chelin            Director                 May 23, 1997
------------------------------------
           JEFFREY D. CHELIN

     /s/ Marshall S. Geller           Director                 May 23, 1997
------------------------------------
           MARSHALL S. GELLER

     /s/ Yale Richards                Director                 May 23, 1997
------------------------------------
           YALE RICHARDS

                           BALLANTYNE OF OMAHA, INC.
                                AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS

                                           BALANCE
                                             AT     CHARGED TO AMOUNTS BALANCE
                                          BEGINNING COSTS AND  WRITTEN AT END
                                           OF YEAR   EXPENSES  OFF (1) OF YEAR
                                          --------- ---------- ------- -------
Year ended December 31, 1994 -
 Allowance for doubtful accounts          $107,827    14,442   22,269  100,000
                                          ========    ======   ======  =======
Year ended December 31, 1995 -
 Allowance for doubtful accounts          $100,000    21,600    3,567  118,003
                                          ========    ======   ======  =======
Year ended December 31, 1996 -
 Allowance for doubtful accounts          $118,003    63,995   38,998  143,000
                                          ========    ======   ======  =======
Three months ended March 31, 1997 (unau-
 dited) -
 Allowance for doubtful accounts          $143,000     9,000    1,539  150,461
                                          ========    ======   ======  =======

(1) The deductions from reserves are net of recoveries.

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                DESCRIPTION
 -------                              -----------
   1.1   Form of Underwriting Agreement.
   5.1   Opinion of Gordon Altman Butowsky Weitzen Shalov & Wein.*
  23.1   Consent of Gordon Altman Butowsky Weitzen Shalov & Wein (included in
          Opinion filed as Exhibit 5.1).*
  23.2   Consent of KPMG Peat Marwick LLP.
  24.1   Power of Attorney (included on signature page).
  27     Financial Data Schedule.

--------
* To be filed by amendment.